TRANSALTA CORPORATION
Management’s Discussion and Analysis

Second Quarter Report for 2022
This Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially. See the Forward-Looking Statements section of this MD&A for additional information.

Table of Contents

Forward-Looking Statements	M2
Description of the Business	M4
Highlights	M5
Significant and Subsequent Events	M8
Performance by Segment with Supplemental Geographical Information	M11
Alberta Electricity Portfolio	M12
Segmented Financial Performance and Operating Results	M14
Selected Quarterly Information	M21
Strategy and Capability to Deliver Results	M23
2022 Financial Outlook	M27
Kent Hills Wind Rehabilitation	M29
Financial Position	M30
Financial Capital	M31
Other Consolidated Analysis	M35
Cash Flows	M36
Financial Instruments	M37
Additional IFRS Measures and Non-IFRS Measures	M37
Financial Highlights on a Proportional Basis of TransAlta Renewables	M46
Key Financial Non-IFRS Ratios	M48
Critical Accounting Policies and Estimates	M52
Accounting Changes	M53
Governance and Risk Management	M53
Regulatory Updates	M54
Disclosure Controls and Procedures	M56

TRANSALTA CORPORATION M1

Management’s Discussion and Analysis

This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of TransAlta Corporation as at and for the three and six months ended June 30, 2022 and 2021, and should also be read in conjunction with the audited annual consolidated financial statements and MD&A ("2021 Annual MD&A") contained within our 2021 Annual Integrated Report. In this MD&A, unless the context otherwise requires, “we”, “our”, “us”, the “Company” and “TransAlta” refers to TransAlta Corporation and its subsidiaries. Our unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) International Accounting Standards (“IAS”) 34 Interim Financial Reporting for Canadian publicly accountable enterprises as issued by the International Accounting Standards Board (“IASB”) and in effect at June 30, 2022. All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted. This MD&A is dated August 4, 2022. Additional information respecting TransAlta, including our Annual Information Form ("AIF") for the year ended December 31, 2021, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on our website at www.transalta.com. Information on or connected to our website is not incorporated by reference herein.

Forward-Looking Statements
This MD&A includes "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable United States ("US") securities laws, including the US Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumptions were made and on management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may," "will," "can," "could," "would," "shall," "believe," "expect," "estimate," "anticipate," "intend," "plan," "forecast," "foresee," "potential," "enable," "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in or implied by the forward-looking statements.

In particular, this MD&A contains forward-looking statements including, but not limited to, statements relating to: our Clean Electricity Growth Plan and ability to achieve the target of 2 gigawatts ("GW") of incremental renewables capacity with an estimated capital investment of $3 billion that is expected to deliver incremental average annual EBITDA of $250 million; the Company's projects under construction, including the timing of commercial operations, expected annual EBITDA and the costs of the 200 MW Horizon Hill wind project ("Horizon Hill wind project"), the White Rock East and White Rock West Wind Power Projects ("White Rock Wind projects"), Northern Goldfields Solar project, Garden Plain wind project, and the Mount Keith 132kV transmission expansion; the effectiveness of the capacity commitments of the industrial customers at the Sarnia cogeneration facility; the Ontario Independent Electricity System Operator (the “IESO”) announcement of the Company's successful bid in the third quarter of 2022 with respect to the Sarnia cogeneration facility; the execution of the Company's early and advanced stage development pipeline, including the size, cost and expected EBITDA from such projects; the expansion of the Company's early stage development pipeline to 5 GW; the proportion of EBITDA to be generated from renewable sources by the end of 2025; the 2022 Financial Outlook (defined below), including adjusted EBITDA and free cash flow; the Company's ability to enhance shareholder value through its NCIB (defined below); the reduction of carbon emissions by 75 per cent from 2015 emissions levels by 2026; the remediation of the Kent Hills 1 and 2 wind facilities, including, the timing and cost of such remediation, timing and cost to replace all 50 turbine foundations and the resulting impact such incident could have on the Company's revenues; the expected impact and quantum of carbon compliance costs; the ability to realize future growth opportunities with BHP (as defined below); regulatory developments and their expected impact on the Company, including the Canadian federal climate plan and the implementation of the major aspects thereof (including increased carbon pricing and increased funding for clean technology), the proposed new Clean Energy Standard, the Clean Fuel Regulations and Canadian Greenhouse Gas Offset Credit System Regulations and the ability of the Company to realize benefits from Canadian, United States and Australian regulatory developments, including receiving funding for clean electricity projects; the potential increase in value of emission reduction credits; sustaining and productivity capital in 2022; expected power prices in Alberta, Ontario and the Pacific Northwest; AECO gas price assumptions; the cyclicality of the business, including as it relates to maintenance costs, production and loads; expectations regarding refinancing the debt maturing in 2022; and the Company continuing to maintain a strong financial position and significant liquidity without any significant impact from the current economic environment.

TRANSALTA CORPORATION M2

Management’s Discussion and Analysis

The forward-looking statements contained in this MD&A are based on many assumptions including, but not limited to, the following: the impacts arising from COVID-19 not becoming significantly more onerous on the Company; no significant changes to applicable laws and regulations beyond those that have already been announced; no significant changes to fuel and purchased power costs; no material adverse impacts to the long-term investment and credit markets; no significant changes to power price and hedging assumptions including, Alberta spot prices of $90/MWh to $100/MWh in 2022 and Mid-Columbia spot prices of US$55/MWh to US$65/MWh in 2022; AECO gas prices of between $4.50/GJ and $5.50/GJ; sustaining capital of $150 million to $170 million; Energy Marketing adjusted gross margin of $110 to $130 million; no significant changes to gas commodity prices and transport costs; the Company's proportionate ownership of TransAlta Renewables Inc. ("TransAlta Renewables") not changing materially; no decline in the dividends to be received from TransAlta Renewables; and the growth of TransAlta Renewables.

Forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this MD&A include risks relating to: the impact of COVID-19, including more restrictive directives of government and public health authorities; increased force majeure claims; reduced labour availability and ability to continue to staff our operations and facilities; failure to satisfy the conditions precedent to the capacity commitments for each of the industrial offtakers at Sarnia cogeneration facility; disruptions to our supply chains, including our ability to secure necessary equipment; our ability to obtain regulatory approvals on the expected timelines or at all in respect of our growth projects; restricted access to capital and increased borrowing costs; changes in short-term and long-term electricity supply and demand; fluctuations in market prices, including lower merchant pricing in Alberta, Ontario and Mid-Columbia; reductions in production; increased costs; a higher rate of losses on our accounts receivables due to credit defaults; impairments and/or write-downs of assets; insurance recoveries, and in particular the ability to recover costs and damages with respect to the Kent Hills 1 and 2 wind facilities; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company’s risk management tools associated with hedging and trading procedures to protect against significant losses; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages; disruptions in the transmission and distribution of electricity; the effects of weather, including man made or natural disasters and other climate-change related risks; unexpected increases in cost structure; reductions to our generating units’ relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas, water, solar or wind resources required to operate our facilities; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner or timely manner or at all, including if the remediation and replacement of turbine foundations of the Kent Hills 1 and 2 wind facilities is more costly or time consuming than expected; failure to secure a successful bid with respect to the Sarnia cogeneration facility contract extension with the IESO; general economic risks, including deterioration of equity markets, increasing interest rates or rising inflation; failure to refinance the Company's senior notes maturing in 2022 on favorable terms; failure to meet financial expectations; general domestic and international economic and political developments; armed hostilities, including the war in Ukraine and associated impacts; the threat of terrorism, including cyberattacks, adverse diplomatic developments or other similar events that could adversely affect our business; industry risk and competition; fluctuations in the value of foreign currencies; structural subordination of securities; counterparty credit risk; changes to our relationship with, or ownership of, TransAlta Renewables; changes in the payment or receipt of future dividends, including from TransAlta Renewables; risks associated with development projects and acquisitions, including capital costs, permitting, labour and engineering risks and delays in the construction or commissioning of projects; inadequacy or unavailability of insurance coverage; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Company; reliance on key personnel; and labour relations matters. The foregoing risk factors, among others, are described in further detail in the Governance and Risk Management section of our 2021 Annual MD&A and the Risk Factors section in our AIF for the year ended Dec. 31, 2021.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof and are cautioned not to place undue reliance on them. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future

TRANSALTA CORPORATION M3

Management’s Discussion and Analysis

events or otherwise, except as required by applicable laws. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. We cannot assure that projected results or events will be achieved.

Description of the Business
Portfolio of Assets
TransAlta is a Canadian corporation and one of Canada's largest publicly traded power generators with over 111 years of operating experience. We own, operate and manage a geographically diversified portfolio of assets utilizing a broad range of fuels that includes water, wind, solar and natural gas.

The Company has retired the remaining assets located in Alberta within the Energy Transition segment. Effective Dec 31, 2021, the Keephills Unit 1 was retired and the Sundance Unit 4 was retired from service effective March 31, 2022, resulting in a reduction in capacity of 801 MW within the Energy Transition segment from Dec. 31, 2021.

The following table provides our consolidated ownership of our facilities across the regions in which we operate as at June 30, 2022:

As at June 30, 2022		Hydro	Wind and Solar(4)	Gas(4)(5)	Energy Transition(6)	Total
Alberta	Gross installed capacity (MW)(1)	834	636	1,960	—	3,430
	Number of facilities	17	13	7	—	37
	Weighted average contract life(2)(3)(4)	—	6	1	—	2
Canada, Excl. Alberta	Gross installed capacity (MW)(1)	91	751	645	—	1,487
	Number of facilities	9	9	3	—	21
	Weighted average contract life(3)	7	9	5	—	7
United States	Gross installed capacity (MW)(1)	—	519	29	671	1,219
	Number of facilities	—	7	1	2	10
	Weighted average contract life(3)	—	12	4	4	7
Australia	Gross installed capacity (MW)(1)	—	—	450	—	450
	Number of facilities	—	—	6	—	6
	Weighted average contract life(3)	—	—	16	—	16
Total	Gross installed capacity (MW)(1)	925	1,906	3,084	671	6,586
	Number of facilities	26	29	17	2	74
	Weighted average contract life(3)	1	9	4	4	5
(1) Gross installed capacity for consolidated reporting represents 100 per cent output of a facility. Capacity figures for Wind and Solar includes 100 per cent of the Kent Hills wind facilities; Gas includes 100 per cent of the Ottawa, Sarnia and Windsor facilities, 100 per cent of the Poplar Creek facility, 50 per cent of the Sheerness facility and 60 per cent of the Fort Saskatchewan facility.
(2) The weighted average contract life for Hydro, Gas and certain wind assets in Alberta are nil as they are operating primarily on a merchant basis in the Alberta market. Refer to the Alberta Electricity Portfolio section for more information.
(3) For power generated under long-term power purchase agreements ("PPA"), power hedge contracts and short- and long-term industrial contracts, the PPAs have a weighted average remaining contract life based on long-term average gross installed capacity.
(4)The weighted average remaining contract life is related to the contract period for McBride Lake (38 MW), Windrise Wind (206 MW), Poplar Creek (115 MW) and Fort Saskatchewan (71 MW), with the remaining wind and gas facilities operated on a merchant basis in the Alberta market.
(5) The Gas segment includes the segments previously known as Australian Gas and North American Gas and the coal-fired generation assets converted to gas from the segment previously known as Alberta Thermal.
(6) The Energy Transition segment includes the Centralia Unit 2 and the Skookumchuck dam.

TRANSALTA CORPORATION M4

Management’s Discussion and Analysis

Highlights
Unaudited Interim Condensed Consolidated Financial Highlights

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Adjusted availability (%)	87.3	84.8	88.2	86.7
Production (GWh)	4,461	4,688	9,820	10,229
Revenues	458	619	1,193	1,261
Fuel and purchased power(1)	231	215	469	460
Carbon compliance	9	42	28	92
Operations, maintenance and administration(1)	117	148	229	251
Adjusted EBITDA(2)	279	319	538	641
Earnings (loss) before income tax	(22)	72	220	93
Net earnings (loss) attributable to common shareholders	(80)	(12)	106	(42)
Cash flow (used in) from operating activities	(129)	80	322	337
Funds from operations(2)	220	267	399	490
Free cash flow(2)	145	155	253	296
Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.30)	(0.04)	0.39	(0.16)
Dividends declared per common share(3)	0.0500	0.0450	0.0500	0.0450
Dividends declared per preferred share(3)	0.2557	0.2536	0.2557	0.2536
Funds from operations per share(2)(4)	0.81	0.99	1.47	1.81
Free cash flow per share(2)(4)	0.54	0.57	0.93	1.09

As at			June 30, 2022	Dec. 31, 2021
Total assets			9,586	9,226
Total consolidated net debt(5)			2,616	2,636
Total long-term liabilities			4,596	4,702
Total liabilities			7,112	6,633
(1) During the three and six months ended June 30, 2021, $3 and $5 million related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
(2) These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods’ results. Please refer to the Segmented Financial Performance and Operating Results section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
(3) Weighted average of the Series A, B, C, E and G preferred share dividends declared. Dividends declared vary period over period due to timing of dividend declarations.
(4) Funds from operations ("FFO") per share and free cash flow ("FCF") per share are calculated using the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three and six months ended June 30, 2022, was 271 million shares (June 30, 2021 - 270 million and 271 million shares, respectively). Please refer to the Additional IFRS Measures and Non-IFRS Measures section in this MD&A for the purpose of these non-IFRS ratios.
(5) Total consolidated net debt includes long-term debt, including current portion, amounts due under credit facilities, exchangeable securities, US tax equity financing and lease liabilities, net of available cash and cash equivalents, the principal portion of restricted cash on our subsidiary TransAlta OCP LP ("TransAlta OCP") and the fair value of economic hedging instruments on debt. See the table in the Financial Capital section of this MD&A for more details on the composition of total consolidated net debt.

TRANSALTA CORPORATION M5

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022, the Company demonstrated strong performance led by the Wind and Solar segment with the addition of new contracted assets, namely the Windrise wind facility and North Carolina Solar (as defined below), partially offset by the Kent Hills wind facilities outages. The Alberta Electricity Portfolio performed ahead of expectations despite higher natural gas prices and compressed market heat rates. Performance in the Alberta Electricity Portfolio was led by the Alberta Wind and Hydro segments which benefited from the higher pricing environment and stronger production. The Alberta Gas segment was highly hedged in the quarter resulting in limited opportunity to benefit from high power prices. These factors contributed to the portfolio's overall performance and together demonstrate the value of our strategically diversified fleet in Alberta and its ability to generate cash flow under dynamic market conditions. The Energy Marketing segment has also exceeded expected results due to short-term trading of both physical and financial power and gas products across all North American markets. The Energy Marketing team was able to capitalize on short-term volatility in the markets in which we trade without materially changing the risk profile of the business unit.

Adjusted availability for the three and six months ended June 30, 2022, was 87.3 per cent and 88.2 per cent, respectively, compared to 84.8 per cent and 86.7 per cent for the same periods in 2021. The increase was primarily due to lower planned outages within the Gas segment and Hydro segment, partially offset by the unplanned outage at the Kent Hills 1 and 2 wind facilities and certain early-stage operational issues at the Windrise wind facility in Alberta. Adjusted availability improved within the Gas segment as there were lower planned outages in the current period with the completion of the coal-to-gas conversions in 2021.

Production for the three and six months ended June 30, 2022, was 4,461 gigawatt hours ("GWh") and 9,820 gigawatt hours, respectively, compared to 4,688 GWh and 10,229 GWh in the same periods in 2021. The decrease in production was primarily due to the retirement of Keephills Unit 1 and Sundance Unit 4, portfolio optimization activities, lower water resources from delayed spring runoff and the unplanned outage at the Kent Hills 1 and 2 wind facilities in the Wind and Solar segment. This was partially offset by higher wind resources, higher production at our Ada cogeneration facility within our Gas segment and incremental production from the newly-commissioned Windrise wind facility and the acquired 122 MW portfolio of operating solar sites located in North Carolina (collectively, “North Carolina Solar”), in our Wind and Solar segment.

Revenues decreased by $161 million and $68 million, respectively, for the three and six months ended June 30, 2022, compared to the same periods in 2021, mainly as a result of lower production in the Gas segment and in the Energy Transition segment and lower realized prices for the Hydro ancillary services, partially offset by an increase in production, higher realized prices and higher environmental attribute revenues within the Wind and Solar segment. In addition, during the second quarter of 2021, the Company experienced unplanned steam supply outages and steam reconciliation adjustments within the Gas segment that did not reoccur within the current period.

Fuel and purchased power costs increased by $16 million and $9 million, respectively, in the three and six months ended June 30, 2022, compared to the same periods in 2021. In our Gas segment, our fuel and purchased power costs increased compared to 2021 due to higher natural gas pricing and increased natural gas consumption for our converted units in 2022, partially offset by our hedged positions on gas, lower coal costs and no mine depreciation occurring in 2022.

Carbon compliance costs decreased by $33 million and $64 million, respectively, in the three and six months ended June 30, 2022, compared to the same periods in 2021, primarily due to reductions in greenhouse gas ("GHG") emissions stemming from changes in the fuel mix ratio, as we now operate on natural gas in Alberta rather than coal, partially offset by an increase in the carbon price per tonne, as well as lower production and utilization of the Company's compliance credits to settle a portion of our GHG obligation.

TRANSALTA CORPORATION M6

Management’s Discussion and Analysis

Operations, maintenance and administration ("OM&A") expenses decreased by $31 million and $22 million, respectively, for the three and six months ended June 30, 2022, compared to the same periods in 2021. During the second quarter 2021, the Company recorded a write-down of $25 million on parts and material inventory related to the Highvale mine and coal operations at our converted gas facilities. Variability caused by the total return swap resulted in a favourable period-over-period change of $2 million in the three months ended June 30, 2022 and an unfavourable period over period change of $6 million in the six months ended June 30, 2022. In addition, during the first quarter of 2021, the Company recognized the Canada Emergency Wage Subsidy ("CEWS") of $8 million. Excluding the impact of the total return swap, the CEWS funding and the parts and material write-downs, OM&A expenses were lower by $5 million and $13 million, respectively, for the three and six months ended June 30, 2022, compared to the same periods in 2021, due to lower staffing costs, lower incentive payments and lower legal costs.

Adjusted EBITDA decreased by $40 million and $103 million, respectively, for the three and six months ended June 30, 2022, compared to the same periods in 2021, largely due to lower adjusted EBITDA at our Gas, Energy Transition and Hydro segments and period to date higher corporate costs. This was partially offset by higher adjusted EBITDA in our Wind and Solar segment. On a year-to-date basis, our Energy Marketing segment results were in line with expectations compared with the strong 2021 results. Significant changes in segmented adjusted EBITDA are highlighted in the Segmented Financial Performance and Operating Results section within this MD&A.

Earnings (loss) before income taxes decreased by $94 million for the three months ended June 30, 2022, and increased by $127 million for the six months ended June 30, 2022, compared to the same periods in 2021.

Net loss attributable to common shareholders for the three months ended June 30, 2022, increased by $68 million to a net loss of $80 million compared to a net loss of $12 million in the same period in 2021. Loss before income taxes and net loss attributable to common shareholders in the three months ended June 30, 2022, increased primarily due to lower revenues and higher fuel and purchased power costs, partially offset by lower carbon compliance costs, reversal of asset impairment charges impacted by the increase in discount rates, lower OM&A, recognition of insurance related to the replacement costs for a tower at the Kent Hills facility and liquidated damages recognized related to turbine availability at the Windrise wind facility. The previous period was impacted by higher gains on sales with the sale of Pioneer Pipeline in the second quarter of 2021.

Net earnings attributable to common shareholders for the six months ended, June 30, 2022, increased by $148 million to net earnings of $106 million compared to a net loss of $42 million in the same period in 2021. Earnings before income tax and net earnings attributable to common shareholders in the six month period ended June 30, 2022, increased primarily due to reversal of asset impairment charges impacted by the increase in discount rates, lower carbon compliance costs, lower depreciation, lower OM&A and recognition of insurance related to the replacement costs for a tower at the Kent Hills facility and the liquidated damages recognized related to turbine availability at the Windrise wind facility partially offset by lower revenue and higher fuel and purchased power costs. The previous period also was impacted by higher gains on sales with the sale of Pioneer Pipeline in the second quarter of 2021.

Cash flow from operating activities for the three and six months ended June 30, 2022, decreased by $209 million and $15 million, respectively, compared to the same periods in 2021, mainly due to lower cash flows resulting from lower production and lower revenues within all segments except for the Wind and Solar segment. In addition, for the three months ended June 30, 2022, operating cash flows decreased with an unfavourable change in working capital; whereas, for the six month period ended June 30, 2022, operating cash flow increased as a result of favourable working capital changes. The change in working capital for the three and six months ended, June 30, 2022 is primarily due to movements in our collateral accounts related to high commodity prices and volatility in the markets.

FCF, one of the Company's key financial metrics, for the three and six months ended June 30, 2022, totaled $145 and $253 million, respectively, for the three and six months ended June 30, 2022, compared to $155 million and $296 million, respectively, in the same periods in 2021. This represents a decrease to FCF of $10 million and $43 million, driven primarily by lower adjusted EBITDA, partially offset by higher realized foreign exchange gains and a decrease in sustaining capital spending related to fewer planned maintenance turnarounds.

TRANSALTA CORPORATION M7

Management’s Discussion and Analysis
Significant and Subsequent Events
TransAlta Debuts New Brand Reiterating Commitment to a Clean Energy Future
On June 20, 2022, the Company announced a new visual identity including logo and tagline "Energizing the Future". The new visual identity encapsulates the TransAlta of today while reinforcing the Company’s focus as a leader in creating a carbon-neutral future for our customers.

Conversion Results for Series C and D Preferred Shares
On June 16, 2022, the Company announced that 1,044,299 of its 11,000,000 currently outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series C (“Series C Shares”) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable Floating Rate First Preferred Shares, Series D (“Series D Shares”) after having taken into account all election notices following the June 15, 2022 conversion deadline.

Court of Appeal Upholds TransAlta’s Favourable Force Majeure Arbitration Decision
On June 9, 2022, the Alberta Court of Appeal released a unanimous decision dismissing ENMAX Energy Corporation ("ENMAX") and the Balancing Pool's application seeking to set aside an arbitration decision in favour of the Company. The Court of Appeal upheld the Company’s claim of force majeure that arose when its Keephills 1 generating unit tripped offline in 2013. As a result of the decision, the Company’s claim of force majeure remains valid and the associated costs of the force majeure event will not be reassessed against TransAlta.

Kent Hills Wind Facilities Outage Update
On June 2, 2022, TransAlta Renewables announced its rehabilitation plan for the Kent Hills wind facilities together with the execution of amended and extended contracts with New Brunswick Power Corporation ("NB Power") in respect of each of the Kent Hills 1, 2 and 3 wind facilities providing for an additional 10-year period to December 2045 and an effective 10 per cent reduction to the original contract prices from January 2023 through December 2033. In addition, both parties have agreed to work in good faith to evaluate the installation of a battery energy storage system at Kent Hills and to consider a potential repowering of Kent Hills at the end of life in 2045. The Company also obtained a waiver for the Kent Hills wind non-recourse bonds ("KH Bonds") from the project bond holders and entered into a supplemental indenture with the bond holders that facilitates the rehabilitation of the Kent Hills 1 and 2 wind facilities. Refer to the Kent Hills Wind Facilities Rehabilitation section and Financial Capital section of this MD&A for further detail.

TSX Acceptance of Normal Course Issuer Bid
On May 24, 2022, the Toronto Stock Exchange (“TSX”) accepted the notice filed by the Company to renew its normal course issuer bid (“NCIB”) for a portion of its common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 common shares, representing approximately 7.16 per cent of its public float of common shares as at May 17, 2022. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the common shares are traded, based on the prevailing market price. Any common shares purchased under the NCIB will be cancelled. The period during which TransAlta is authorized to make purchases under the NCIB commenced on May 31, 2022 and ends on May 30, 2023, or such earlier date on which the maximum number of common shares are purchased under the NCIB or the NCIB is terminated at the Company’s election.

The NCIB provides the Company with a capital allocation alternative with a view to ensuring long-term shareholder value. TransAlta’s Board of Directors and Management believe that, from time to time, the market price of the common shares does not reflect their underlying value and purchases of common shares for cancellation under the NCIB may provide an opportunity to enhance shareholder value.

During the six months ended June 30, 2022, the Company purchased and cancelled a total of 1.4 million common shares at an average price of $12.50 per common share, for a total cost of $18 million.

TRANSALTA CORPORATION M8

Management’s Discussion and Analysis
Mount Keith 132kV Transmission Expansion
On May 3, 2022, TransAlta Renewables exercised its option to acquire an economic interest in the expansion of the Mount Keith 132kV transmission system in Western Australia, to support the Northern Goldfields-based operations of BHP Nickel West ("BHP"). Total construction capital is estimated at between AU$50 million and AU$53 million. Southern Cross Energy, a subsidiary of the Company, has entered into an engineering, procurement and construction agreement for the expansion. The project is being developed under the existing PPA with BHP, which has a term of 15 years. It is expected to be completed in the second half of 2023 and will generate annual adjusted EBITDA in the range of AU$6 million and AU$7 million. The project will facilitate the connection of additional generating capacity to our network to support BHP's operations and increase its competitiveness as a supplier of low-carbon nickel.

Sarnia Cogeneration Facility Contract Extensions
During the second quarter of 2022, the Company executed contract extensions for the supply of electricity and/or steam with the remaining three of its industrial customers at the Sarnia cogeneration facility. These agreements will extend the delivery term for electricity and/or steam from Dec. 31, 2022 to April 30, 2031, in one case, and to Dec. 31, 2032, for the other two, with all agreements being subject to certain conditions, including the Company entering into a new contract with the Ontario Independent Electricity System Operator (the “IESO”). The current contract with the IESO, in respect of the Sarnia cogeneration facility expires on Dec. 31, 2025. On July 19, 2021, the IESO released its Annual Acquisition Report, which included draft details for medium- and long-term procurement mechanisms for capacity for 2026 and beyond for existing and new generation. The Company has bid into the procurement process developed by the IESO and is seeking to secure a contract extension for the Sarnia cogeneration facility following the end of the current contract term. The Company expects the IESO to announce the successful bids in the third quarter of 2022.

Executed Long Term PPA for Remaining 30 MW at Garden Plain
During the second quarter of 2022, the Company entered into a long-term PPA for the remaining 30 MW of renewable electricity and environmental attributes at the Garden Plain wind project in Alberta with a new investment-grade globally recognized customer. The 130 MW Garden Plain wind project, which was announced in May 2021 with a 100 MW PPA contracted to Pembina Pipeline Corporation ("Pembina"), is now fully contracted with a weighted average contract life of approximately 17 years. Construction is underway with a target commercial operation date in the second half of 2022.

Energy Impact Partners ("EIP") Investment
During the second quarter of 2022, the Company has entered into a commitment to invest US$25 million over the next four years in EIP's Deep Decarbonization Frontier Fund 1 (the “Frontier Fund”). The Company invested US$6 million in May 2022. The investment in the Frontier Fund provides the Company with a portfolio approach to investing in emerging technologies and the opportunity to identify, pilot, commercialize and bring to market emerging technologies that will facilitate the transition to net-zero emissions.

Customer Update at White Rock Wind Projects
During the second quarter of 2022, TransAlta identified Amazon Energy LLC (“Amazon”) as the customer for the 300 MW White Rock Wind projects, to be located in Caddo County, Oklahoma. On Dec. 22, 2021, Amazon and TransAlta entered into two long-term PPAs for the supply of 100 per cent of the generation from the projects. Construction is expected to begin in the second half of 2022 with a target commercial operation date in the second half of 2023.

MSCI Environmental, Social and Governance ("ESG") Rating Upgrade
During the second quarter of 2022, TransAlta's MSCI ESG Rating was upgraded to 'A' from 'BBB'. The upgrade reflects the Company's strong renewable energy growth compared to peers. In 2021, the Company grew its installed renewable energy capacity by 15 per cent through acquisition and construction of solar and wind facilities and secured 600 MW in additional renewable energy projects. In line with its goal to reduce carbon emissions by 75 per cent from 2015 emissions levels by 2026, TransAlta also completed coal-to-gas conversions of its Canadian coal-fired facilities in 2021, nine years ahead of Alberta’s coal phase-out plan.

TRANSALTA CORPORATION M9

Management’s Discussion and Analysis
Horizon Hill Wind Project and Fully Executed Corporate PPA with Meta
On April 5, 2022, TransAlta executed a long-term renewable energy PPA with a subsidiary of Meta Platforms Inc. ("Meta"), formerly known as Facebook, Inc., for 100 per cent of the generation from its 200 MW Horizon Hill wind project to be located in Logan County, Oklahoma. Under this agreement, Meta will receive both renewable electricity and environmental attributes from the Horizon Hill facility. The facility will consist of a total of 34 Vestas turbines with construction expected to begin in late 2022 and a target commercial operation date in the second half of 2023. TransAlta will construct, operate and own the facility. Total construction capital is estimated between US$290 million and US$310 million and is expected to be financed with a combination of existing liquidity and tax equity financing. Over 90 per cent of project costs are fixed under executed turbine supply agreements and engineering, procurement and construction agreements. The project is expected to generate average annual EBITDA between US$27 million and US$30 million, inclusive of production tax credits.

Refer to the audited annual 2021 consolidated financial statements within our 2021 Annual Integrated Report and our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2022, for significant events impacting both prior and current year results.

TRANSALTA CORPORATION M10

Management’s Discussion and Analysis
Performance by Segment with Supplemental Geographical Information
The following table provides the performance of our facilities across the regions in which we operate:

3 months ended June 30, 2022	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Alberta	82	41	8	(3)	—	(23)	105
Canada, excluding Alberta	6	22	21	—	50	—	99
United States	—	25	2	14	—	—	41
Australia	—	—	34	—	—	—	34
Adjusted EBITDA(3)	88	88	65	11	50	(23)	279
Loss before income taxes							(22)

3 months ended June 30, 2021	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Alberta	90	8	84	11	—	(24)	169
Canada, excluding Alberta	6	30	7	—	43	—	86
United States	—	17	2	14	—	—	33
Australia	—	—	31	—	—	—	31
Adjusted EBITDA(3)	96	55	124	25	43	(24)	319
Earnings before income taxes							72

6 months ended June 30, 2022	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Alberta	143	71	55	(6)	—	(41)	222
Canada, excluding Alberta	6	56	43	—	67	—	172
United States	—	50	4	22	—	—	76
Australia	—	—	68	—	—	—	68
Adjusted EBITDA(3)	149	177	170	16	67	(41)	538
Earnings before income taxes							220

6 months ended June 30, 2021	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Alberta	167	20	133	15	—	(32)	303
Canada, excluding Alberta	6	71	29	—	98	—	204
United States	—	40	5	26	—	—	71
Australia	—	—	63	—	—	—	63
Adjusted EBITDA(3)	173	131	230	41	98	(32)	641
Earnings before income taxes							93
(1) The Gas segment includes the segments previously known as Australian Gas and North American Gas and the coal-fired generation assets converted to gas from the segment previously known as Alberta Thermal.
(2) The Energy Transition segment includes the segment previously known as Centralia and the coal-fired generation assets not converted to gas and the mining assets from the segment previously known as Alberta Thermal. Keephills Unit 1 was retired Dec. 31, 2021 and Sundance Unit 4 was retired March 31, 2022.
(3) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Presenting this from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods’ results. Please refer to the Segmented Financial Performance and Operating Results section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

TRANSALTA CORPORATION M11

Management’s Discussion and Analysis
Alberta Electricity Portfolio
Approximately 52 per cent of our gross installed capacity is located in Alberta. Our portfolio of merchant assets in Alberta is a combination of hydro facilities, wind facilities, a battery storage facility, cogeneration facilities and converted natural gas-fired thermal facilities. Optimization of portfolio performance is driven by the diversity in fuel types, which enables portfolio management and allows for maximization of operating margins. It also provides us with capacity that can be monetized as ancillary services or dispatched into the energy market during times of supply tightness. A portion of the installed generation capacity in the portfolio has been hedged to provide cash flow certainty. Some of the wind, hydro and gas facilities within the Alberta Electricity Portfolio operate on long-term contracts.

Generating energy in Alberta is subject to market forces, rather than rate regulation. Energy from commercial generation is cleared through a wholesale electricity market. Energy is dispatched in accordance with an economic merit order administered by the Alberta Electric System Operator ("AESO"), based upon offers by generators to sell energy in the real-time energy-only market. Our merchant Alberta fleet operates under this framework and we internally manage our offers to sell energy.

	2022					2021
3 months ended June 30	Hydro	Wind and Solar	Gas	Energy Transition	Total	Hydro	Wind and Solar	Gas	Energy Transition	Total
Total Production (GWh)(1)	406	450	1,826	—	2,682	423	204	2,098	393	3,118
Revenues(2)	96	49	134	2	281	105	16	189	45	355
Fuel and purchased power	4	4	99	1	108	1	2	62	12	77
Carbon compliance	—	—	9	(4)	5	—	—	28	9	37
Gross margin	92	45	26	5	168	104	14	99	24	241
	2022					2021
6 months ended June 30	Hydro	Wind and Solar	Gas	Energy Transition	Total	Hydro	Wind and Solar	Gas	Energy Transition	Total
Total Production (GWh)(1)	742	953	3,544	19	5,258	750	507	3,928	816	6,001
Revenues(2)	170	84	298	7	559	192	35	339	90	656
Fuel and purchased power(3)	8	9	184	5	206	2	3	119	31	155
Carbon compliance	—	—	24	(3)	21	—	—	60	20	80
Gross margin	162	75	90	5	332	190	32	160	39	421
(1) Units in the Gas and Energy Transition segments in prior period operated on coal. Keephills Unit 1 was retired Dec. 31, 2021 and Sundance Unit 4 was retired March 31, 2022.
(2) Adjustments to revenues include the impact of unrealized mark-to-market gains or losses and realized gains and losses on closed exchange positions.
(3)Adjustments to fuel and purchased power include the impact of coal mine depreciation and coal inventory write-downs at the Highvale mine in 2021.

For the three and six months ended June 30, 2022, the Alberta Electricity Portfolio generated 2,682 GWh and 5,258 GWh of production, a decrease of 436 GWh and 743 GWh, respectively, compared to the same periods in 2021. Production was impacted by dispatch optimization and the retirement of Keephills Unit 1 on Dec. 31, 2021 and Sundance Unit 4 on March 31, 2022, partially offset by increased wind resources.

Gross margin for the three and six months ended June 30, 2022, was $168 million and $332 million, a decrease of $73 million and $89 million, respectively, compared to the same periods in 2021. Gross margin was negatively impacted by lower weather-driven demand and a better supplied market in 2022. Ancillary services revenue from the Hydro segment was lower in both periods as a result of lower ancillary prices driven by increasing competition in the ancillary services market. In addition, the Gas and Energy Transition segment results were impacted by lower production due to unit retirements and higher dispatch optimization in response to lower market heat rates. A significant portion of the portfolio was hedged below spot prices, which was partially offset by our favourable gas hedge positions and lower carbon costs. The decrease in gross margins were partially offset by higher gross margins in the Wind and Solar segment mainly due to higher production and higher realized prices.

TRANSALTA CORPORATION M12

Management’s Discussion and Analysis
The following table provides information for the Company's Alberta Electricity Portfolio:

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Spot power price average per MWh	$122	$105	$106	$100
Natural gas price (AECO) per GJ	$6.86	$2.93	$5.69	$2.95
Carbon compliance price per tonne	$50	$40	$50	$40

Realized merchant power price per MWh(1)	$105	$114	$106	$109
Hydro energy spot power price per MWh	$131	$122	$121	$120
Hydro ancillary spot price per MWh	$47	$63	$46	$64
Wind energy spot power price per MWh	$96	$63	$75	$51
Gas and Energy Transition spot power price per MWh	$127	$121	$116	$115

Hedged Volume	1,901	1,694	3,639	3,295
Hedge position (percentage)(2)	100	88	91	81
Hedged power price average per MWh	$73	$62	$78	$63

Fuel and purchased power per MWh(3)	$59	$31	$58	$33
Carbon compliance cost per MWh(3)	$3	$15	$6	$17
(1) Realized power price for the Alberta Electricity Portfolio is the average price realized as a result of the Company's merchant power sales (excluding assets under long-term contract) and portfolio optimization activities divided by total GWh produced.
(2) Represents the percentage of production sold forward at the end of the reporting period for 2022. The hedge program is focused primarily on generation from the merchant assets in the Gas and Energy Transition segments.
(3) Fuel and purchased power per MWh and carbon compliance cost per MWh are calculated on production from carbon-emitting generation segments in Gas and Energy Transition and carbon compliance cost per MWh includes compliance credits to settle a portion of our GHG obligation.

The spot power price increased to $122 per MWh and $106 per MWh, respectively, for the three and six months ended June 30, 2022, from $105 per MWh and $100 per MWh compared to the same periods in 2021. Pool prices were higher on average for the first and second quarter as well as year to date, mainly as a result of a higher natural gas prices.

For the three and six months ended June 30, 2022, the realized power price per MWh of production decreased by $9 and $3 per MWh, respectively, compared with the same periods in 2021. Lower realized merchant power pricing for energy across the fleet was due to optimization and was offset by lower realized pricing from ancillary services. The segment spot prices exclude gains and losses from hedging positions that are entered into in order to mitigate the impact of unfavourable market pricing.

For the three and six months ended June 30, 2022, the Hydro ancillary spot power price decreased mainly due to higher ancillary price discounts driven by increased participants and supply into the ancillary market compared with the same periods in 2021.

For the three and six months ended June 30, 2022, the fuel and purchased power cost per MWh of production increased by $28 per MWh and $25 per MWh, respectively, compared to the same periods in 2021, due to higher natural gas pricing, higher fixed gas transportation costs, partially offset by our hedge positions for gas prices and lower coal costs due to the cessation of mining operations in 2021.

For the three and six months ended June 30, 2022, carbon compliance costs per MWh of production decreased by $12 per MWh and $11 per MWh, respectively, compared with the same periods in 2021, primarily due to the retirement of our coal fleet which resulted in lower carbon compliance costs and the usage of compliance credits to settle a portion of our GHG obligation from 2021. Carbon compliance prices have increased from $40 per tonne to $50 per tonne; however, the shift to gas-fired generation effectively lowered our GHG compliance costs as natural gas combustion produces less GHG emissions than coal combustion.

TRANSALTA CORPORATION M13

Segmented Financial Performance and Operating Results
Reporting Segment Changes
Segmented information is prepared on the same basis that the Company manages its business, evaluates financial results and makes key operating decisions. With the completion of the Clean Energy Transition plan and the announcement of our strategic focus on customer-centered renewable generation, the Company realigned its current operating segments during the fourth quarter of 2021 to better reflect the Company's current strategic focus and to align with the Company's Clean Electricity Growth Plan. The segment reporting changes reflect a corresponding change in how the President and Chief Executive Officer assesses the performance of the Company.

The primary changes are the elimination of the Alberta Thermal and the Centralia segments and the reorganization of the North American Gas and Australia Gas segments into a new "Gas" segment. The Alberta Thermal facilities that have been converted to gas are included in the Gas segment. The remaining assets previously included in Alberta Thermal, including the mining assets and those facilities not converted to gas and the remaining Centralia unit are included in a new "Energy Transition" segment. No changes have been made to the Hydro, Wind and Solar, Energy Marketing or the Corporate and Other segments. Prior year's metrics were restated to reflect the re-alignment of the operating segments.

Consolidated Results
The following table reflects the generation and summary financial information on a consolidated basis for each of our segments:

	LTA Generation (GWh)(1)		Actual Production (GWh)(2)		Adjusted EBITDA(3)
3 months ended June 30	2022	2021	2022	2021	2022	2021
Hydro	567	567	533	554	88	96
Wind and Solar	1,121	911	1,072	826	88	55
Renewables			1,605	1,380	176	151
Gas			2,566	2,824	65	124
Energy Transition			290	484	11	25
Energy Marketing					50	43
Corporate and Other					(23)	(24)
Total			4,461	4,688	279	319
Total earnings (loss) before income taxes					(22)	72

	LTA Generation (GWh)(1)		Actual Production (GWh)(2)		Adjusted EBITDA(3)
6 months ended June 30	2022	2021	2022	2021	2022	2021
Hydro	975	975	905	914	149	173
Wind and Solar	2,574	2,081	2,341	1,957	177	131
Renewables			3,246	2,871	326	304
Gas			5,231	5,458	170	230
Energy Transition			1,343	1,900	16	41
Energy Marketing					67	98
Corporate and Other					(41)	(32)
Total			9,820	10,229	538	641
Total earnings before income taxes					220	93
(1) Long-term average production ("LTA Generation (GWh)") is calculated based on our portfolio as at June 30, 2022, on an annualized basis from the average annual energy yield predicted from our simulation model based on historical resource data performed over a period of typically 30-35 years for the Wind and Solar segments and 36 years for Hydro segment. LTA Generation (GWh) for Energy Transition is not considered as we are currently transitioning these units completely by the end of 2025 and the LTA Generation (GWh) for Gas is not considered as it is largely dependent on market conditions and merchant demand. LTA Generation (GWh) for the three and six months ended June 30, 2022, excluding the Kent Hills 1 and 2 wind facilities which are currently not in operation, is approximately 1,031 GWh and 2,379 GWh, respectively.
(2) Actual production levels are compared against the long-term average to highlight the impact of an important factor that affects the variability in our business results. In the short-term, for each of the Hydro and Wind and Solar segments, the conditions will vary from one period to the next and over time facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
(3) These items are not defined and have no standardized meaning under IFRS. Please refer below in this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

TRANSALTA CORPORATION M14

Hydro

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Gross installed capacity (MW)	925	925	925	925
LTA Generation (GWh)	567	567	975	975
Availability (%)	95.5	93.2	96.1	92.6
Contract production (GWh)	127	130	163	164
Merchant production (GWh)	406	424	742	750
Total energy production (GWh)	533	554	905	914
Ancillary service volumes (GWh)(1)	785	749	1,527	1,498

Alberta Hydro Assets(2)	53	52	89	91
Other Hydro assets and other revenue(2)(3)	15	14	22	20
Alberta Hydro Ancillary services(1)	37	48	70	95
Environmental attribute revenue	—	1	1	1
Total gross revenues	105	115	182	207
Net payment relating to Alberta Hydro PPA(4)	—	(1)	—	(4)
Revenues	105	114	182	203
Fuel and purchased power(5)	6	6	10	9
Gross margin	99	108	172	194
OM&A(5)	10	11	21	19
Taxes, other than income taxes	1	1	2	2
Adjusted EBITDA	88	96	149	173

Supplemental Information:
Gross Revenues per MWh
Alberta Hydro Assets energy ($/MWh)	131	122	121	120
Alberta Hydro Assets ancillary ($/MWh)	47	63	46	64

Sustaining capital	6	7	12	12
(1) Ancillary services as described in the AESO Consolidated Authoritative Document Glossary.
(2) Alberta Hydro Assets include 13 hydro facilities on the Bow and North Saskatchewan river systems. Other Hydro energy include our hydro facilities in BC and Ontario, hydro facilities in Alberta other than the Alberta Hydro Assets and transmission revenues.
(3) Other revenue includes revenues from our transmission business and other contractual arrangements including the flood mitigation agreement with the Alberta government and black start services.
(4) The net payment relating to the Alberta Hydro PPA represents the Company's financial obligations for notional amounts of energy and ancillary services in accordance with the Alberta Hydro PPA that expired on Dec. 31, 2020. The amount in the first and second quarter of 2021 related to adjustments for the final payment under the Alberta PPA.
(5) During the three and six months ended June 30, 2021, $3 and $5 million related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.

Availability, for the three and six months ended June 30, 2022, increased compared to the same periods in 2021, primarily due to lower planned and lower unplanned outages at our Alberta Hydro Assets.

Production, for the three and six months ended June 30, 2022, decreased by 21 GWh and 9 GWh, respectively, compared to the same periods in 2021, mainly due to lower water resources from a delayed spring runoff for our Alberta Hydro Assets.

Ancillary service volumes, for the three and six months ended June 30, 2022, increased by 36 GWh and 29 GWh, respectively, compared to the same periods in 2021, in line with normal annual variation.

TRANSALTA CORPORATION M15

Adjusted EBITDA, for the three and six months ended June 30, 2022, decreased by $8 million and $24 million, respectively, compared to the same periods in 2021, primarily due to weaker ancillary service realized prices in the Alberta market driven by increased participants and supply into the ancillary services market as a result of higher gas prices, as well as higher OM&A costs due to increased insurance premiums. For further discussion on the Alberta market conditions and pricing, refer to the 2022 Financial Outlook section and Alberta Electricity Portfolio section of this MD&A.

Sustaining capital expenditures for the three and six months ended June 30, 2022, were consistent with the same periods in 2021.

Wind and Solar

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Gross installed capacity (MW)(1)	1,906	1,572	1,906	1,572
LTA Generation (GWh)	1,121	911	2,574	2,081
Availability (%)	85.7	95.5	82.2	95.3
Contract production (GWh)	802	622	1,711	1,450
Merchant production (GWh)	270	204	630	507
Total energy production (GWh)	1,072	826	2,341	1,957
Wind and Solar revenues	88	71	189	162
Environmental attribute revenue	23	4	30	9
Revenues(2)	111	75	219	171
Fuel and purchased power	6	3	14	7
Carbon compliance	1	—	1	—
Gross margin(2)	104	72	204	164
OM&A	15	15	31	28
Taxes, other than income taxes	4	2	6	5
Net other operating income(2)	(3)	—	(10)	—
Adjusted EBITDA(2)	88	55	177	131

Supplemental information:
Sustaining capital	3	3	7	4
Kent Hills wind rehabilitation expenditures(3)	10	—	10	—
Insurance proceeds - Kent Hills	(7)	—	(7)	—
(1) The gross installed capacity in 2022 includes incremental capacity related to new facilities: Windrise wind facility (206 MW), North Carolina Solar (122 MW) and Oldman wind facility (4 MW).
(2) For details of the adjustments to revenues and net other operating income included in adjusted EBITDA, refer to the Additional IFRS and Non-IFRS Measures section of this MD&A.
(3)The Kent Hills wind facilities rehabilitation capital expenditures were segregated from the sustaining capital expenditures due to the extraordinary nature of the expenditures and have been reflected separately. Refer to the Kent Hills Wind Facilities Rehabilitation section of this MD&A for further details.

Availability, for the three and six months ended June 30, 2022, decreased compared to the same periods in 2021, primarily as a result of the unplanned outage at the Kent Hills 1 and 2 wind facilities and early-stage operational issues related to our Windrise wind facility in Alberta. As at June 30, 2022, the operational issues have been largely resolved and the facility is performing in line with expectations.
Production, for the three and six months ended June 30, 2022, increased by 246 GWh and 384 GWh, respectively, compared to the same periods in 2021, primarily due to higher incremental production from the Windrise wind facility and North Carolina Solar and higher wind resources, partially offset by lower production due to the extended site outage at the Kent Hills 1 and 2 wind facilities.

TRANSALTA CORPORATION M16

Adjusted EBITDA, for the three and six months ended June 30, 2022, increased by $33 million and $46 million, respectively, compared to the same periods in 2021, primarily due to higher production, higher realized merchant pricing in Alberta, higher environmental attribute revenues and recognition of liquidated damages related to turbine availability at the Windrise wind facility, partially offset by an increase in transmission rates. The three and six month periods in 2021 included a one-time reimbursement as a result of the AESO transmission line loss ruling.

Sustaining capital expenditures for the three months ended June 30, 2022, were consistent with the same period in 2021. For the six months ended June 30, 2022, the sustaining capital expenditures were $3 million higher compared to the same period in 2021, due to higher major component replacement in 2022.

Gas

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Gross installed capacity (MW)	3,084	3,084	3,084	3,084
Availability (%)	93.9	83.8	93.9	84.4
Contract production (GWh)	831	843	1,771	1,766
Merchant production (GWh)	1,746	2,039	3,486	3,797
Purchased power (GWh)	(11)	(58)	(26)	(105)
Total production (GWh)	2,566	2,824	5,231	5,458
Revenues(1)	262	276	553	536
Fuel and purchased power(1)	146	83	276	163
Carbon compliance	12	32	30	71
Gross margin(1)	104	161	247	302
OM&A(1)	45	43	89	85
Taxes, other than income taxes	4	4	8	7
Net other operating income	(10)	(10)	(20)	(20)
Adjusted EBITDA(1)	65	124	170	230

Supplemental information:
Sustaining capital	3	41	8	66
(1) For details of the adjustments to revenues, fuel and purchased power and OM&A included in adjusted EBITDA, refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

The Gas segment is a new segment as described in the Segmented Financial Performance and Operating Results section of this MD&A. Included in the Gas segment is the previous North American Gas segment, Australian Gas segment and the facilities from the previous Alberta Thermal segment which have been converted to gas. The previous Alberta thermal facilities included in the Gas segment include Sheerness Units 1 and 2, Keephills Units 2 and 3 and Sundance Unit 6. Prior periods have been adjusted to be comparable to the current period and reflect operations as coal units.

Availability, for the three and six months ended June 30, 2022, increased compared to the same periods in 2021, primarily due to lower planned outages due to the completion of the coal-to-gas conversion of Keephills Unit 2 in the second quarter of 2021 and improved performance at Keephills Unit 3. The six month period availability was also positively impacted by the completion of the coal-to-gas conversion of Sheerness Unit 1 in the first quarter of 2021.

Production for the three and six months ended June 30, 2022, decreased by 258 GWh and 227 GWh, respectively, compared to the same periods in 2021, mainly due to dispatch optimization of our Alberta assets, partially offset by higher production from our Ada cogeneration facility. The six month period was also partially offset by higher production in Ontario driven by strong demand.

TRANSALTA CORPORATION M17

Adjusted EBITDA, for the three and six months ended June 30, 2022, decreased by $59 million and $60 million, respectively, compared to the same periods in 2021. The decreases were primarily due to lower production, higher natural gas prices and increased natural gas consumption, partially offset by lower carbon costs. The three and six months ended June 30, 2021, were additionally impacted by the unplanned short-term steam supply outages at the Sarnia cogeneration facility. Carbon costs in the period were lower as the facilities in the segment no longer operate on coal. The Company utilized 0.7 million tonnes of emission credits to settle the 2021 carbon compliance obligation, reducing our carbon compliance costs by $7 million in the period. In addition, during the three months ended June 30, 2022, adjusted EBITDA was negatively impacted by lower realized prices in Alberta resulting from hedging activities. For the six months ended June 30, 2022, legal fees were lower related to the South Hedland PPA dispute settlement. Refer to the Alberta Electricity Portfolio section within this MD&A for further details.

Sustaining capital expenditures for the three and six months ended June 30, 2022, decreased by $38 million and $58 million, respectively, compared to the same periods in 2021, mainly due to the timing of the Keephills Unit 2, Sundance Unit 6 and Sheerness Unit 1 coal-to-gas conversion outages being completed in 2021.

Energy Transition

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Gross installed capacity (MW)(1)	671	1,876	671	1,876
Availability (%)	45.2	55.9	68.4	71.3
Adjusted availability (%)(2)	52.7	69.9	71.9	78.3
Contract sales volume (GWh)	830	830	1,650	1,650
Merchant sales volume (GWh)	328	489	1,529	2,063
Purchased power (GWh)	(868)	(835)	(1,836)	(1,813)
Total production (GWh)	290	484	1,343	1,900
Revenues(3)	96	124	213	269
Fuel and purchased power(3)	71	65	165	158
Carbon compliance	(4)	10	(3)	21
Gross margin(3)	29	49	51	90
OM&A(3)	17	23	33	46
Taxes, other than income taxes	1	2	2	4
Net other operating income	—	(1)	—	(1)
Adjusted EBITDA(3)	11	25	16	41

Supplemental information:
Highvale mine reclamation spend	3	1	5	2
Centralia mine reclamation spend	3	3	7	4

Sustaining capital	16	12	16	13
(1) The gross installed capacity for the three and six months ended June 30, 2022, excludes Keephills Unit 1 (395 MW retired on Dec. 31, 2021), Sundance Unit 5 (406 MW retired on Nov. 1 2021) and, in addition, the three months ended June 30, 2022, excludes Sundance Unit 4 (406 MW retired on March 31, 2022).
(2) Adjusted for dispatch optimization.
(3) For details of the adjustments to revenues, fuel and purchased power and OM&A included in adjusted EBITDA, refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

Energy Transition segment is a new segment as described in the Segmented Financial Performance and Operating Results section of this MD&A. Included in the Energy Transition segment is the previous Centralia segment, mine assets and the previous Alberta Thermal segment facilities that were not converted to gas. The previous Alberta thermal facilities included in the Energy Transition segment includes Keephills Unit 1 and Sundance Unit 4. Previous periods have been adjusted to be comparable to the current period.

TRANSALTA CORPORATION M18

Adjusted availability, for the three and six months ended June 30, 2022, decreased mainly due to the retirement of Keephills Unit 1 and Sundance Unit 4, partially offset by lower planned and unplanned outages at Centralia Unit 2 compared to the same periods in 2021.

Production, decreased by 194 GWh and 557 GWh, respectively, for the three and six months ended June 30, 2022, compared to the same periods in 2021, primarily due the retirement of Keephills Unit 1 and Sundance Unit 4, partially offset by higher availability on Centralia Unit 2.

Adjusted EBITDA, decreased by $14 million and $25 million, respectively, for the three and six months ended June 30, 2022, compared to the same periods in 2021. The decrease is primarily due to the retirements of Keephills Unit 1 and Sundance Unit 4 and higher purchased power costs incurred due to higher power prices during the planned outage at Centralia in 2022, partially offset by higher production at Centralia and lower carbon costs in Alberta. Carbon costs were lower as the Alberta facilities in the segment no longer operated on coal and have now been retired. The Company utilized 0.5 million tonnes of emission credits to settle the 2021 carbon compliance obligation, reducing our carbon compliance costs by $5 million in the both the three and six months ended June 30, 2022.

Mine reclamation spend for the Highvale and Centralia mines for the three and six months ended June 30, 2022, increased due to advancement of reclamation activities compared to the same periods in 2021.

The sustaining capital expenditures for the three and six months ended June 30, 2022, increased by $4 million and $3 million, respectively, compared to the same periods in 2021, primarily due to planned maintenance for Centralia Unit 2.

Energy Marketing

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Revenues(1)	57	50	81	115
OM&A	7	7	14	17
Adjusted EBITDA(1)	50	43	67	98
(1) For details of the adjustments to revenues included in adjusted EBITDA, refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

Adjusted EBITDA, for the three and six months ended June 30, 2022, increased by $7 million and decreased $31 million, respectively compared to the same periods in 2021. The higher gross margin for the three months ended June 30, 2022, was due to short-term trading of both physical and financial power and gas products across all North American markets. The Energy Marketing team was able to capitalize on short-term volatility in the markets in which we trade without materially changing the risk profile of the business unit.

For the six months ended June 30, 2022, results exceeded expectations due to favourable trading of both physical and financial power and gas products across all North American markets. The higher revenues for the six months ended June 30, 2021 were due to exceptional short-term volatility in the market.

TRANSALTA CORPORATION M19

Corporate

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
OM&A	23	24	41	32
Adjusted EBITDA	(23)	(24)	(41)	(32)

Adjusted EBITDA	(23)	(24)	(41)	(32)
Total return swap (gains) losses	—	2	1	(5)
CEWS funding received	—	—	—	(8)
CEWS funding applied to incremental employment	2	1	3	1
Adjusted EBITDA excluding impact of total return swap and CEWS	(21)	(21)	(37)	(44)

Supplemental information:
Total sustaining capital	3	3	5	5
Corporate overhead costs and adjusted EBITDA are in line with expectations and consistent with the prior period for the three months ended June 30, 2022.

Corporate overhead costs increased by $9 million for the six months ended June 30, 2022, compared to the same period in 2021. The six month period ended June 30, 2022, was impacted by higher realized gains from the total return swap on our share-based payment plans partially offset by the receipt of CEWS funding in the first quarter 2021.

Adjusted EBITDA, after removing the impact of the CEWS funding and total return swap for the six months ended June 30, 2022, increased by $7 million, compared to the same period in 2021, primarily due to lower staffing costs, lower incentive payments and lower legal costs.

For the three and six months ended June 30, 2022, sustaining capital expenditures were consistent with the same period in 2021.

TRANSALTA CORPORATION M20

Selected Quarterly Information
Our results are seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are often incurred in the spring and fall when electricity prices are expected to be lower, as electricity prices generally increase in the peak winter and summer months in our main markets due to increased heating and cooling loads. Margins are also typically impacted in the second quarter due to the volume of hydro production resulting from spring runoff and rainfall in the Pacific Northwest, which impacts production at Centralia. Typically, hydroelectric facilities generate most of their electricity and revenues during the spring months when melting snow starts feeding watersheds and rivers. Inversely, wind speeds are historically greater during the cold winter months and lower in the warm summer months.

	Q3 2021	Q4 2021	Q1 2022	Q2 2022

Revenues	850	610	735	458
Adjusted EBITDA(1)(2)	402	243	259	279
Earnings (loss) before income taxes	(441)	(32)	242	(22)
Cash flow (used in) from operating activities(3)	610	54	451	(129)
FFO(1)(2)	318	186	179	220
FCF(1)(2)	210	79	108	145
Net earnings (loss) attributable to common shareholders	(456)	(78)	186	(80)
Net earnings (loss) per share attributable to common shareholders, basic and diluted(4)	(1.68)	(0.29)	0.69	(0.30)

	Q3 2020	Q4 2020	Q1 2021	Q2 2021

Revenues	514	544	642	619
Adjusted EBITDA(1)(2)	246	223	322	319
Earnings (loss) before income taxes	(129)	(168)	21	72
Cash flow from operating activities	257	110	257	80
FFO(1)(2)	183	150	223	267
FCF(1)(2)	96	41	141	155
Net loss attributable to common shareholders	(136)	(167)	(30)	(12)
Net loss per share attributable to common shareholders, basic and diluted(4)	(0.50)	(0.61)	(0.11)	(0.04)
(1) These items are not defined and have no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
(2) The current quarter composition was updated and the previous periods have been reported to be consistent. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
(3) The cash flow used in operating activities for the second quarter of 2022, decreased compared to prior quarters due to unfavourable changes in working capital mainly due to movements in our collateral accounts related to higher commodity prices and volatility in the markets.
(4) Basic and diluted earnings (loss) per share attributable to common shareholders is calculated each period using the weighted average common shares outstanding during the period. As a result, the sum of the earnings (loss) per share for the four quarters making up the calendar year may sometimes differ from the annual earnings (loss) per share.

TRANSALTA CORPORATION M21

Net earnings (loss) attributable to common shareholders has also been impacted by the following variations and events:
▪The continued extended outage of the Kent Hills 1 and 2 wind facilities from the fourth quarter of 2021 to the first and second quarter of 2022;
▪Insurance proceeds for the single collapsed tower at Kent Hills wind facilities of $7 million recognized in the second quarter of 2022;
▪Liquidated damages related to turbine availability at the Windrise wind facility recorded in the first and second quarter of 2022;
▪Lower carbon costs in the first quarter of 2022 related to going off-coal and utilization of compliance credits to settle a portion of our GHG obligation in the second quarter of 2022;
▪Keephills Unit 1 was retired in the fourth quarter of 2021 and Sundance Unit 4 was retired in the first quarter of 2022;
▪Acquisition of North Carolina Solar in the fourth quarter of 2021;
▪Sundance Unit 5 Repowering was suspended in the third quarter of 2021 and retired during 2021;
▪Gains relating to the sale of the Pioneer Pipeline in the second quarter of 2021 and gains on sale of Gas equipment in the third quarter of 2021;
▪The unplanned outages at Sarnia facility in the second quarter of 2021;
▪Alberta hydro facilities, Keephills Units 1 and 2 and Sheerness began operating on a merchant basis in the Alberta market effective Jan. 1, 2021;
▪Revenues declined due to weaker market conditions in 2020 as a result of the COVID-19 pandemic and low oil prices;
▪Sundance Unit 3 was retired in the third quarter of 2020;
▪Accelerated plans to shut down the Highvale mine resulted in remaining future royalty payments being recognized as an onerous contract in the third quarter of 2021;
▪Sheerness going off-coal resulted in the remaining coal supply payments on the existing coal supply agreement being recognized as an onerous contract in the fourth quarter of 2020;
▪Accelerated shut-down of the Highvale mine increased mine depreciation included in the cost of coal. Coal inventory write-down incurred in the first three quarters of 2021 and third and fourth quarters of 2020;
▪Coal-related parts and materials inventory write-down incurred in the second and third quarters of 2021;
▪The impact of the updated provision estimates for the AESO transmission line loss rule during the first quarter of 2021 and the last two quarters of 2020;
▪Significant foreign exchange gains in the last two quarters of 2020;
▪The effects of asset impairment charges and reversals during all periods shown;
▪The effects of changes in decommissioning and restoration provisions for retired assets in all periods shown;
▪The effects of changes in useful lives of certain assets during the third quarter of 2020; and
▪Current tax expense consistently fluctuates with earnings before tax over the quarters due to the Energy Marketing and Australian operations continuing to be taxable. Future tax expense increased from 2021 mainly due to a valuation allowance taken against part of the Canadian operations.

TRANSALTA CORPORATION M22

Strategy and Capability to Deliver Results
The Corporate strategy remains unchanged from that disclosed in the 2021 Annual MD&A.

Our goal is to be a leading customer-centered electricity company, committed to a sustainable future, focused on increasing shareholder value by growing our portfolio of high-quality generation facilities with stable and predictable cash flows. Our strategy includes meeting our customer needs for clean, low-cost, reliable electricity and providing operational excellence and continuous improvement in everything we do.

The Company's enhanced focus on renewable generation and storage solutions for customers is driven largely by global decarbonization policies and the increase in demand and growth projections in the renewable sector, namely for companies to achieve their environment, social and governance ("ESG") ambitions. Refer to the ESG sections within our 2021 Annual MD&A for further details.

We expect the Company's adjusted EBITDA generated from renewable sources, including hydro, wind, solar and storage technologies, to increase from 35 per cent in 2020 to approximately 70 per cent by the end of 2025.

On Sept. 28, 2021, the Company announced the strategic targets and a five-year Clean Electricity Growth Plan that sets a focus towards investing in clean energy solutions that meet the needs of our industrial and corporate customers and communities. The Clean Electricity Growth Plan will largely be funded from current cash balances, cash generated from operations and asset-level financing.

As of Aug. 4, 2022, we have made significant progress in achieving the targets of the Clean Electricity Growth Plan.

TRANSALTA CORPORATION M23

Our progress towards achieving our strategic targets is summarized below:

Strategic Targets
Goals	Target	Results	Comments
Accelerate Growth in Customer-centered Renewables and Storage	Deliver 2 GW of renewable capacity with an estimated capital investment of $3 billion by the end of 2025.	Ahead of Plan
The Company delivered 200 MW of growth in the first quarter with the Horizon Hill wind project.

We have also advanced the Mount Keith 132kV transmission expansion to construction in Australia.

Our cumulative progress towards our target is 800 MW.

	Deliver incremental average annual EBITDA of $250 million.	Ahead of Plan
The Horizon Hill wind project will add incremental EBITDA in the range of US$27 - US$30 million and the Mount Keith 132kV transmission project will add incremental EBITDA in the range of AU$6 - AU$7 million.

Our cumulative progress towards our incremental EBITDA target is approximately $135 million.

	Expand the Company's development pipeline to 5 GW by 2025 to enable a two-fold increase in its renewables fleet between 2025 and 2030.	On track
The Company continues to evaluate several opportunities to add new development sites to our pipeline. These include acquisitions of individual early stage development sites, small development portfolios and prospecting of new sites. In 2022, we have grown our renewable development pipeline by approximately 325 MW, in the United States and Canada.

Take a Targeted Approach to Diversification	Grow our asset base in our core geographies of Canada, Australia and the United States to realize diversification and value creation.	On track
The Company has successfully added new contracted renewable assets in each of its three core geographies. We have diversified within the United States market through our North Carolina Solar acquisition and new Oklahoma investments which also added three new investment-grade customers.

Maintain Our Financial Strength and Capital Allocation Discipline	Deliver strong cash flow from our existing portfolio to allocate towards our funding priorities including growth, dividends and share buybacks.	On track	The Company had liquidity of $1.9 billion as of June 30, 2022. The Company returned $18 million in share buybacks in the first quarter of 2022.
Define the Next Generation of Energy Solutions and Technologies	Meet the needs of our customers and communities through implementation of innovative energy solutions and parallel investments in new complementary sectors by the end of 2025.	On track
The Company has established an Energy Innovation team to progress our goals in this area. The team has recently completed an investment in Ekona Power Inc., an early-stage hydrogen production company, in order to pursue commercialization of low cost, net-zero aligned, hydrogen. The Company also committed to an investment in EIP's Deep Decarbonization Frontier Fund 1, which provides a portfolio approach to investing in emerging technologies focused on net-zero emissions.

Lead in ESG Policy Development	Actively participate in policy development to ensure the electricity we provide contributes to emissions reduction, grid reliability and competitive energy prices to enable the successful evolution of the markets in which we operate and compete.	On track
The Company is actively engaging the Government of Canada and Government of Alberta regarding the proposed federal Clean Electricity Standard. Throughout the engagement, TransAlta continues to provide input regarding how to achieve emissions reduction while maintaining necessary reliability and affordability.

Successfully Navigate through the COVID-19 Pandemic	Continue to maintain an effective response to COVID-19 and plan a safe return to our offices.	On track
Continuing to monitor local public health authority and government guidelines in all jurisdictions in which we operate to promote the health and safety of all employees and contractors with our health and safety protocols.

TRANSALTA CORPORATION M24

Growth
The Company announced 200 MW of new build projects on April 5, 2022. In addition, the Company has 140 MW in advanced-stage development that it is actively pursuing. The current growth pipeline has a potential capacity ranging from 2,950 - 4,050 MW from projects in the early stages of development.

We are primarily evaluating greenfield opportunities in Alberta, Western Australia and the United States along with acquisitions in markets in which we have existing operations.
Projects Under Construction
The following projects have been approved by the Board of Directors, have executed PPAs and are currently under construction. The projects under construction will be financed through existing liquidity in the near term. We will continue to explore project financing or tax equity as a long-term financing solution on an asset-by-asset basis.

				Total project
Project	Type	Region	MW	Estimated spend			Spent to date	Target completion date(1)	PPA Term (2)	Average annual EBITDA(3)	Status
Canada
Garden Plain(4)	Wind	AB	130	$190	—	$200	$81	H2 2022	18	$14 - $15	•Fully contracted •Construction underway •Turbine deliveries commence in July •On track to be completed on schedule
United States
White Rock Wind	Wind	OK	300	US$460	—	US$470	US$56	H2 2023	—	US$42 - US$46	•Long-term PPAs executed •All major equipment supply and EPC agreements executed •Detailed design and final permitting on track •On track to be completed on schedule
Horizon Hill	Wind	OK	200	US$290	—	US$310	US$35	H2 2023	—	US$27 - US$30	•Long-term PPA executed •All major equipment supply and EPC agreements executed •On track to be completed on schedule
Australia
Northern Goldfields Solar	Hybrid Solar	WA	48	AU$69	—	AU$73	AU$45	H2 2022	16	AU$9 - AU$10	•Construction underway •Racking and panels have been delivered and battery is in transit to site •On track to be completed on schedule
Mount Keith 132kV Expansion	Transmission	WA	n/a	AU$50	—	AU$53	AU$5	H2 2023	15	AU$6 - AU$7	•EPC Agreement executed •On track to be completed on schedule
(1) H2 is defined as the second half of the year.
(2) The PPA term is confidential for the White Rock Wind projects and Horizon Hill wind project.
(3) This item is not defined and has no standardized meaning under IFRS and is forward-looking. Please refer to the Additional IFRS measures and Non-IFRS Measures section of this MD&A for further discussion.
(4) The Garden Plain wind project PPA is fully contracted, with Pembina, off-taking 100 MW of the total 130 MW capacity of the facility and the remaining 30 MW contracted to an investment-grade globally recognized customer. Refer to the Significant and Subsequent Events section of this MD&A for further details.

TRANSALTA CORPORATION M25

Advanced Stage Development
These projects have detailed engineering, advanced position in the interconnection queue and are progressing off-take opportunities. The following table shows the pipeline of future growth projects currently under advanced stage development:

Project	Type	Region	Gross Installed Capacity (MW)	Estimated Spend	Average annual EBITDA(1)
Tempest	Wind	Alberta	100	$190 - $200	$15 - $18
SCE Capacity Expansion	Gas	Western Australia	40	AU$80 - AU$100	AU$9 - AU$12
(1) This item is not defined and have no standardized meaning under IFRS and is forward-looking. Please refer to the Additional IFRS measures and Non-IFRS Measures section of this MD&A for further discussion.

Early Stage Development
These projects are in the early stages and may or may not move ahead. Generally, these projects will have:
▪Collected meteorological data;
▪Begun securing land control;
▪Started environmental studies;
▪Confirmed appropriate access to transmission; and
▪Started preliminary permitting and other regulatory approval processes.

The following table shows the pipeline of future growth projects currently under early stage development:

Project	Type	Region	Gross Installed Capacity (MW)
Early Stage Development
Canada
Riplinger Wind	Wind	Alberta	300
Willow Creek 1	Wind	Alberta	70
Willow Creek 2	Wind	Alberta	70
WaterCharger	Battery Storage	Alberta	180
Sunhills Solar	Solar	Alberta	80
McNeil Solar	Solar	Alberta	40
Canadian Wind Opportunities	Wind	Various	300
Brazeau Pumped Hydro	Hydro	Alberta	300 - 900
Alberta Thermal Redevelopment	Gas, Solar, Storage	Alberta	250 - 500
		Total	1,590 - 2,440
United States
Prairie Violet	Wind	Illinois	130
Old Town	Wind	Illinois	185
Big Timber	Wind	Pennsylvania	50
Other Wind Prospects in the United States	Wind	Various	535
Centralia site Redevelopment	Gas, Solar, Storage	Washington	250 - 500
		Total	1,150 - 1,400
Australia
Goldfields Expansions	Gas, Solar, Wind	Western Australia	160
South Hedland Solar	Solar	Western Australia	50
		Total	210
Canada, United States and Australia		Total	2,950 - 4,050

TRANSALTA CORPORATION M26

2022 Financial Outlook
Refer to the 2022 Financial Outlook section in our 2021 Annual MD&A for full details on our Outlook and related assumptions.

The following table outlines our expectations on key financial targets and related assumptions for 2022:

Measure	2022 Target	2021 Actual
Adjusted EBITDA(1)(2)	$1,065 million - $1,185 million	$1,286 million
FCF(1)(2)	$455 million - $555 million	$585 million
Dividend	$0.20 per share annualized	$0.20 per share annualized
(1) These items are not defined and have no standardized meaning under IFRS. Please refer to the Reconciliation of Non-IFRS Measures section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS measures and Non-IFRS Measures section of this MD&A.
(2)The 2021 Adjusted EBITDA and FCF were revised during the second quarter of 2022. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

Range of key 2022 power and gas price assumptions
Market	Original Expectations	Updated Expectations
Alberta Spot ($/MWh)	$80 - $90	$115 - $125
Mid-C Spot (US$/MWh)	US$45 - US$55	US$55 - US$65
AECO Gas Price ($/GJ)	$3.60	$6.50 - $7.50

Alberta spot price sensitivity: a +/- $1/MWh change in spot price is expected to have a +/- $3 million impact on Adjusted EBITDA for the balance of 2022.

Other assumptions relevant to the 2022 financial outlook
	Original Expectations	Updated Expectations
Sustaining capital	$150 million - $170 million	no revision
Energy Marketing adjusted gross margin(1)	$95 million -$115 million	$110 million - $130 million
(1) During 2022, the Company updated expectations for adjusted gross margin and is tracking above the midpoint.

Alberta Hedging

Range of hedging assumptions	Q3 2022	Q4 2022	Full year 2023

Hedged production (GWh)	1,653	1,410	4,629
Hedge price ($/MWh)	77	74	72
Hedged gas volumes (GJ)	17 Million	14 Million	58 million
Hedge gas prices ($/GJ)	3.90	3.50	2.24

Our overall performance for the second quarter of 2022 was within expectations. Although the Company has raised annual expectations for Energy Marketing, the Company continues to track against stated guidance for 2022.

TRANSALTA CORPORATION M27

Operations
The following provides updates to our original assumptions included in the 2022 Financial Outlook.

Market Pricing
For the second quarter of 2022, we saw continuing strong merchant pricing levels in Alberta and the Pacific Northwest as a result of higher natural gas prices across North America. Prices in Alberta for the balance of year are now trading above prices last year due to higher natural gas prices, which also raises the cost to import power from the Pacific Northwest. This is offset by fewer planned outages and the forecasted additions of new wind and solar supply expected to achieve commercial operation in late 2022. Higher quarter-over-quarter pricing in the Pacific Northwest is being impacted by elevated US natural gas prices and cooler weather that delayed runoff until late in the quarter. Ontario power prices for the second half of 2022 are expected to be higher compared to the same periods in 2021 due to higher natural gas prices and additional nuclear refurbishment outages.
AECO natural gas prices for the balance of 2022 are almost $2/GJ higher than for the same periods in 2021 due to overall tighter market conditions across North America.

Sustaining Capital Expenditures
Our estimate for total sustaining capital is as follows:

Category	Spend for 3 months ended June 30, 2022	Spend to date as at June 30, 2022	Expected spend in 2022
Total sustaining capital	31	48	$150	-	$170
Total sustaining capital expenditures for the six months ended June 30, 2022, were $52 million lower compared to the same period in 2021, mainly due to lower planned major maintenance turnarounds on the coal-to-gas conversions related to Keephills Unit 2, Sundance Unit 6 and Sheerness Unit 1.

TRANSALTA CORPORATION M28

The Kent Hills wind facilities rehabilitation capital expenditure has been segregated from our sustaining capital assumptions range due to the extraordinary nature of this expenditure. Refer to the Kent Hills Wind Facilities Rehabilitation section of this MD&A for further details.

Liquidity and Capital Resources
We expect to maintain adequate available liquidity under our committed credit facilities. We currently have access to $1.9 billion in liquidity, including $0.9 billion in cash. We also expect to be well positioned to refinance the upcoming debt maturity in 2022 in due course. The funds required for committed growth, Kent Hills wind facilities rehabilitation and sustaining capital and productivity projects are not expected to be significantly impacted by the current economic environment.

Kent Hills Wind Facilities Rehabilitation
The Kent Hills 1 and 2 wind facilities are not currently in operation following the tower failure event that occurred in September 2021. This event has taken approximately 150 MW of gross production offline temporarily1. Following extensive independent engineering assessments and a root cause failure analysis, it was determined that all 50 turbine foundations at the Kent Hills 1 and 2 wind facilities require full foundation replacements. The outage is expected to result in foregone revenue of approximately $3 million per month on an annualized basis (assuming all 50 turbines at the Kent Hills 1 and 2 wind facilities are offline), based on average historical wind production, with revenue expected to be earned as the wind turbines are returned to service.

Following the identification of the foundation issues at the Kent Hills 1 and 2 wind facilities, Kent Hills Wind LP ("KHLP") provided notice to BNY Trust Company of Canada, as trustee (the “Trustee”) that events of default may have occurred under the trust indenture governing the terms of such bonds. On June 1, 2022, the Company obtained a waiver from the Trustee to remedy the events of default and concurrently entered into a supplemental indenture that facilitates the rehabilitation of the Kent Hills 1 and 2 wind facilities.

KHLP has entered into agreements with vendors to complete the rehabilitation of the Kent Hills 1 and 2 wind facilities and has commenced execution of its rehabilitation plan which consists of dismantling all 49 remaining turbines, demolishing and removing all existing tower foundations, replacing them with newly-designed foundations, reassembling the wind turbine towers and generators, replacing the wind turbine that collapsed and testing each wind turbine generator before returning it to service. Each turbine at Kent Hills 1 and 2 wind facilities, will return to service as soon as its foundation is replaced and the turbine is reassembled and tested. The current estimate of the capital expenditures is approximately $120 million, inclusive of contingency. Rehabilitation for the Kent Hills 1 and 2 wind facilities is targeted to be completed by mid-2023.

The Company is actively evaluating all options that may be available to recover the rehabilitation costs from third parties and their insurance providers and intends to pursue claims to recover costs and related damages from those parties. On June 30, 2022, the Company recognized a $7 million insurance recovery within net operating other income, related to the replacement costs for the single collapsed tower.

In addition, during the second quarter of 2022, KHLP completed negotiations with NB Power and amended the existing power purchase agreements ("PPAs") to provide NB Power with an effective 10 per cent reduction to the original contract period from January 2023 to December 2033 and to extend the original contract terms for an additional 10-year period through to December 2045. During the extended period after 2035, the contract prices in the agreements have been set to align with current competitive pricing for wind generation and include escalators intended to reflect inflation.

During the second quarter of 2022, KHLP received repayment of $10 million of the Kent Hills Wind LP loan receivable, which was required as part of the waiver and amendment made to the KH Bonds. In addition, the loan receivable agreement with KHLP's 17 per cent partner, Natural Forces Technologies Inc was amended and its original maturity date of Oct. 2, 2022 was extended to October 2027. As at June 30, 2022, $45 million (Dec. 31, 2021 — $55 million) was outstanding.

1 The Kent Hills 1 and 2 wind facilities lost production is based on average historical wind production.

TRANSALTA CORPORATION M29

Financial Position
The following table highlights significant changes in the unaudited interim condensed consolidated statements of financial position from Dec. 31, 2021, to June 30, 2022:

Assets	June 30, 2022	Dec. 31, 2021	Increase/(decrease)
Current assets
Cash and cash equivalents	898	947	(49)
Trade and other receivables	1,027	651	376
Risk management assets	603	308	295
Other current assets(1)	287	291	(4)
Total current assets	2,815	2,197	618

Non-current assets
Risk management assets	308	399	(91)
Property, plant and equipment, net	5,145	5,320	(175)
Other non-current assets(2)	1,318	1,310	8
Total non-current assets	6,771	7,029	(258)
Total assets	9,586	9,226	360

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,146	689	457
Risk management liabilities	588	261	327
Credit facilities, long-term debt and lease liabilities (current)	690	844	(154)
Other current liabilities(3)	92	137	(45)
Total current liabilities	2,516	1,931	585

Non-current liabilities
Credit facilities, long-term debt and lease liabilities	2,489	2,423	66
Decommissioning and other provisions (long-term)	588	779	(191)
Risk management liabilities (long-term)	205	145	60
Defined benefit obligation and other long-term liabilities	212	253	(41)
Other non-current liabilities(4)	1,102	1,102	—
Total non-current liabilities	4,596	4,702	(106)
Total liabilities	7,112	6,633	479

Equity
Equity attributable to shareholders	1,574	1,582	(8)
Non-controlling interests	900	1,011	(111)
Total equity	2,474	2,593	(119)
Total liabilities and equity	9,586	9,226	360
(1) Includes restricted cash, prepaid expenses, inventory and assets held for sale.
(2) Includes investments, long-term portion of finance lease receivables, right-of-use assets, intangible assets, goodwill, deferred income tax assets and other assets.
(3) Includes current portion of decommissioning and other provisions, current portion of contract liabilities, income taxes payable and dividends payable.
(4) Includes exchangeable securities, deferred income tax liabilities and contract liabilities.

TRANSALTA CORPORATION M30

Significant changes in TransAlta's unaudited interim condensed consolidated statements of financial position were as follows:

Working Capital
The excess of current assets over current liabilities, including the current portion of long-term debt and lease liabilities, was $299 million as at June 30, 2022, (Dec. 31, 2021 - $266 million). Our working capital increased compared to the previous period mainly due to the reclassification of the KH Bonds to long-term liabilities as a result of the waiver obtained and lower operational payables. This was partially offset by movements in the collateral accounts. Our collateral received (included in accounts payable and accrued liabilities) is significantly higher at June 30, 2022, compared to Dec. 31, 2021 and is partially offset by the collateral paid to counterparties (included in trade and other receivables). The change in the collateral posted is largely related to high commodity prices and volatility in the markets.

Current assets increased by $618 million to $2,815 million as at June 30, 2022, from $2,197 million as at Dec. 31, 2021, mainly due to higher trade and other receivables due to higher collateral posted, higher risk management assets resulting from volatility in market prices partially offset by lower cash and cash equivalents. As at June 30, 2022, the Company had posted $403 million (Dec. 31, 2021 - $55 million) of cash collateral received related to derivative instruments in a net asset position.

Current liabilities increased by $585 million from $1,931 million as at Dec. 31, 2021 to $2,516 million as at June 30, 2022, mainly due to an increase in collateral received associated with counterparty obligations in accounts payable, an increase in risk management liabilities primarily due to volatility in market prices; partially offset by the reclassification of the KH Bonds to long-term as a result of the waiver obtained. As at June 30, 2022, the Company held $604 million (Dec. 31, 2021 - $18 million) of cash collateral received related to derivative instruments in a net asset position.

Non-current Assets
Non-current assets at June 30, 2022, are $6,771 million, a decrease of $258 million from $7,029 million as at Dec. 31, 2021. The decrease was primarily due to lower PP&E relating to increased discount rates on decommissioning provisions of $106 million, impairment of assets of $27 million and depreciation expense recognized in the period. In addition, risk management assets are lower due to volatility in market pricing and contract settlements. These impacts were partially offset by increases to PP&E for the construction of the Horizon Hill wind project, White Rock Wind projects, Northern Goldfields Solar project and Garden Plain wind project.

Non-current Liabilities
Non-current liabilities as at June 30, 2022, are $4,596 million, a decrease of $106 million from $4,702 million as at Dec. 31, 2021, mainly due to a $211 million decrease in the long-term decommissioning and restoration provision as a result of increased discount rates and a $46 million decrease in defined benefit obligation due to changes in discount rate assumptions, partially offset by a $66 million increase in long-term debt and lease liabilities resulting from the reclassification of the KH Bonds to long-term as a result of the waiver obtained, net of the scheduled debt repayments and an increase in risk management liabilities due to the volatility in the market and new contracts.

Total Equity
As at June 30, 2022, the decrease in total equity of $119 million was mainly due to net losses on cash flow hedges of $169 million, distributions to non-controlling interests of $72 million, share repurchases under the NCIB of $18 million, the effect of share-based payment plans of $11 million and common share and preferred share dividends of $13 million and $10 million, respectively, partially offset by net earnings for the period of $147 million and actuarial gains on defined benefit plans of $36 million.

TRANSALTA CORPORATION M31

Financial Capital
The Company is focused on maintaining a strong balance sheet and financial position to ensure access to sufficient financial capital.

Capital Structure
Our capital structure consists of the following components as shown below:

	June 30, 2022		Dec. 31, 2021
	$	%	$	%
TransAlta Corporation
Net senior unsecured debt
Recourse debt - CAD debentures	251	5	251	4
Recourse debt - US senior notes	896	16	888	16
Other	3	—	4	—
Less: cash and cash equivalents	(680)	(12)	(703)	(12)
Less: other cash and liquid assets(1)	(2)	—	(19)	—
Net senior unsecured debt	468	9	421	8
Other debt liabilities
Exchangeable debentures	337	6	335	6
Non-recourse debt
TAPC Holdings LP bond	99	2	102	2
OCP bond	252	5	263	5
Lease liabilities	80	1	78	1
Total net debt - TransAlta Corporation	1,236	23	1,199	22
TransAlta Renewables
Net TransAlta Renewables reported debt
Pingston bond	45	1	45	1
Melancthon Wolfe Wind bond	219	4	235	4
New Richmond Wind bond	116	2	120	2
Kent Hills Wind bond	212	4	221	4
Windrise Wind bond	170	3	171	3
Lease liabilities	23	—	22	—
Less: cash and cash equivalents	(218)	(3)	(244)	(4)
Debt on TransAlta Renewables Economic Investments
US tax equity financing(2)	122	2	135	2
South Hedland non-recourse debt(3)	691	13	732	13
Total net debt - TransAlta Renewables	1,380	26	1,437	25
Total consolidated net debt(4)(5)	2,616	49	2,636	47
Non-controlling interests	900	16	1,011	18
Exchangeable preferred securities(5)	400	7	400	7
Equity attributable to shareholders
Common shares	2,893	53	2,901	51
Preferred shares	942	17	942	17
Contributed surplus, deficit and accumulated other comprehensive income	(2,261)	(41)	(2,261)	(40)
Total capital	5,490	101	5,629	100
(1) Includes principal portion of OCP restricted cash in 2021 and fair value asset (liability) of hedging instruments on debt.
(2) TransAlta Renewables has an economic interest in the entities holding these debts.
(3) TransAlta Renewables has an economic interest in the Australia entities, which includes the AU$789 million senior secured notes.
(4) The tax equity financing for Skookumchuck wind, an equity accounted joint venture, is not represented in these amounts.
(5) The total consolidated net debt excludes the exchangeable preferred securities as they are considered equity with dividend payments for credit purposes.

TRANSALTA CORPORATION M32

Credit Facilities
The Company's credit facilities are summarized in the table below:

As at June 30, 2022	Facility size	Utilized		Available capacity	Maturity date
		Outstanding letters of credit(1)	Actual drawings
TransAlta Corporation
Committed syndicated bank facility(2)	1,250	888	—	362	Q2 2026
Canadian committed bilateral credit facilities	240	168	—	72	Q2 2024

TransAlta Renewables
Committed credit facility(2)	700	102	—	598	Q2 2026
Total	2,190	1,158	—	1,032
(1) TransAlta has obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. At June 30, 2022, we provided cash collateral of $403 million.
(2) TransAlta has letters of credit of $150 million and TransAlta Renewables has letters of credit of $102 million issued from uncommitted demand facilities; these obligations are backstopped and reduce the available capacity on the committed credit facilities.

During the second quarter of 2022, the committed syndicated credit facilities were extended by one year to June 30, 2026 and the committed bilateral credit facilities were extended by one year to June 30, 2024.

Non-Recourse Debt
The Melancthon Wolfe Wind LP, Pingston Power Inc., TAPC Holdings LP, New Richmond Wind LP, Kent Hills Wind LP, TEC Hedland PTY Ltd notes, Windrise Wind LP and TransAlta OCP LP non-recourse bonds are subject to customary financing conditions and covenants that may restrict the Company’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds are able to be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the second quarter of 2022, except in relation to the KH Bonds as discussed below. The next debt service coverage ratio is calculated in the third quarter of 2022.

Kent Hills Wind Facilities Rehabilitation
In the fourth quarter of 2021, the Company provided notice to the Trustee that events of default may have occurred under the trust indenture governing the terms of the KH Bonds. During the second quarter of 2022, the Company obtained a waiver and entered into a supplemental indenture that facilitated the rehabilitation of the Kent Hills 1 and 2 wind facilities. Upon obtaining the waiver, the Company reclassified a portion of the carrying value outstanding of $212 million (face value $215 million) for the KH Bonds to non-current liabilities with the exception of the scheduled principal repayments due within the next twelve months from June 30, 2022. In accordance with the supplemental indenture, Kent Hills Wind LP cannot make any distributions to its partners until the foundation replacement work has been completed.

Between 2022 and 2024, we have $865 million of debt maturing, including $518 million of recourse debt, with the balance mainly related to scheduled non-recourse debt repayments. We currently expect to refinance the senior notes maturing in 2022.

TRANSALTA CORPORATION M33

Returns to Providers of Capital
Net Interest Expense
The components of net interest expense are shown below:

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Interest on debt	40	40	81	80
Interest on exchangeable debentures	8	7	15	14
Interest on exchangeable preferred shares	7	7	14	14
Interest income	(4)	(3)	(7)	(6)
Capitalized interest	(3)	(3)	(4)	(8)
Interest on lease liabilities	2	2	3	4
Credit facility fees, bank charges and other interest	5	3	11	10
Tax shield on tax equity financing	(3)	—	(3)	1
Accretion of provisions	10	7	19	14
Net interest expense	62	60	129	123

Net interest expense for the three months ended June 30, 2022, was consistent with the same period in 2021. Net interest expense increased for the six months ended June 30, 2022, mainly due to higher interest expense related to the Windrise wind bond issued in the fourth quarter of 2021, higher accretion of provisions and lower capitalized interest on development projects.

Share Capital
The following tables outline the common and preferred shares issued and outstanding:

As at	Aug 4, 2022	June 30, 2022	Dec. 31, 2021
	Number of shares (millions)
Common shares issued and outstanding, end of period	270.7	270.7	271.0
Preferred shares
Series A	9.6	9.6	9.6
Series B	2.4	2.4	2.4
Series C	10.0	10.0	11.0
Series D	1.0	1.0	—
Series E	9.0	9.0	9.0
Series G	6.6	6.6	6.6
Preferred shares issued and outstanding in equity, end of period	38.6	38.6	38.6
Series I - Exchangeable Securities(1)	0.4	0.4	0.4
Preferred shares issued and outstanding, end of period	39.0	39.0	39.0
(1) Brookfield invested $400 million in consideration for redeemable, retractable, first preferred shares. For accounting purposes, these preferred share are considered debt and disclosed as such in the consolidated financial statements.

On June 16, 2022, the Company announced that 1,044,299 of its 11,000,000 currently outstanding Series C Shares were tendered for conversion, on a one-for-one basis, into Series D Shares after having taken into account all election notices following the June 15, 2022 conversion deadline.

Non-Controlling Interests
As at June 30, 2022, the Company owns 60.1 per cent (June 30, 2021 - 60.1 per cent) of TransAlta Renewables. TransAlta Renewables is a publicly traded company whose common shares are listed on the TSX under the symbol “RNW.” TransAlta Renewables holds a diversified, highly contracted portfolio of assets with comparatively lower carbon intensity.

TRANSALTA CORPORATION M34

We also own 50.01 per cent (June 30, 2021 - 50.01 per cent) of TA Cogen, which owns, operates or has an interest in five natural-gas-fired facilities (Ottawa, Windsor, Fort Saskatchewan and Sheerness Unit 1 and Unit 2). Since we own a controlling interest in TA Cogen and TransAlta Renewables, we consolidate the entire earnings, assets and liabilities in relation to those assets.

Reported earnings attributable to non-controlling interests for the three and six months ended June 30, 2022, was $11 million and $31 million, respectively, a decrease of $19 million and $30 million compared to the same periods in 2021. Earnings from TA Cogen for the three and six months ended June 30, 2022, decreased compared with the same periods in 2021, mainly due to higher gas commodity prices, transportation costs and lower production for our Sheerness units. Earnings from TransAlta Renewables for the three and six months ended June 30, 2022, decreased compared with the same periods in 2021, primarily due lower finance income related to subsidiaries of TransAlta, higher asset impairments, higher interest and depreciation costs associated with the commissioning and financing of the Windrise wind facility, higher income tax expense and lower foreign exchange gains. This was partially offset by higher revenues, the receipt of insurance proceeds for the replacement costs for the single collapsed tower at the Kent Hills facility, and recording liquidated damages related to turbine availability on the Windrise wind facility. Finance income related to subsidiaries of TransAlta was lower as more distributions were classified as return of capital.

Other Consolidated Analysis
Commitments
Please refer to our Other Consolidated Analysis section of the 2021 Annual MD&A for a complete listing of commitments we have incurred either directly or through interests in joint operations. The Company has entered into the following material contractual commitments, as at June 30, 2022:

During the second quarter of 2022, the Company entered into an engineering, procurement and construction agreement for approximately $37 million (AU$41 million) related to the Mount Keith 132kV Expansion Project.

Additionally, in the second quarter of 2022, the Company entered into agreements for $86 million to complete the rehabilitation at the Kent Hills 1 and 2 wind facilities.
For updates on the Company's Growth projects, refer to the Strategy and Capability to Deliver Results section of the this MD&A for further details.

Contingencies
For the current material outstanding contingencies, please refer to Note 36 of the 2021 audited annual consolidated financial statements. Material changes to the contingencies have been described below.

Hydro Power Purchase Arrangement ("Hydro PPA") Emission Performance Credits
The Balancing Pool is claiming entitlement to the emission performance credits ("EPCs") earned by the Alberta Hydro facilities as a result of TransAlta opting those facilities into the Carbon Competitiveness Incentive Regulation and Technology Innovation and Emissions Reduction Regulation from 2018-2020 inclusive. The Balancing Pool claims ownership of the EPCs because it believes the change-in-law provisions under the Hydro PPA require the EPCs to be passed through to the Balancing Pool. TransAlta has not received any benefit from the EPCs nor from any purported change in law and believes that the Balancing Pool has no rights to these credits. An arbitration has commenced and the hearing is scheduled for Feb. 6 to 10, 2023. TransAlta holds approximately 1.75 million EPCs with no recorded book value that were created between 2018-2020, which are at risk as a result of the Balancing Pool's claim.

TRANSALTA CORPORATION M35

Keephills 1 Stator Force Majeure
The Balancing Pool and ENMAX Energy Corporation ("ENMAX") were seeking to set aside an arbitration award on the basis that they did not receive a fair hearing. The Alberta Court of Queen’s Bench dismissed the Balancing Pool and ENMAX’s allegations of unfairness on June 26, 2019. The Balancing Pool and ENMAX, appealed this decision to the Court of Appeal, which was heard on Jan. 27, 2022.

On June 9, 2022, the Court of Appeal released a unanimous decision dismissing ENMAX and the Balancing Pool's application. The Court of Appeal upheld the Company’s claim of force majeure that arose when its Keephills 1 generating unit tripped offline in 2013. As a result of the decision, the Company’s claim of force majeure remains valid and the associated costs of the force majeure event will not be reassessed against TransAlta. ENMAX and the Balancing Pool have until Aug. 8, 2022 to file an application at the Supreme Court of Canada for permission to appeal the Court of Appeal's decision.

Sarnia Outages
The Sarnia cogeneration facility experienced three separate outage events between May 19, 2021 and June 9, 2021 that resulted in steam interruptions to its industrial customers. As a result, the customers submitted claims for liquidated damages under the applicable agreements. Steam supply disruptions of this nature are atypical and infrequent at the Sarnia cogeneration facility. A root cause failure analysis was completed for the three outages, which concluded that all three outages do not qualify as events of force majeure. As such, liquidated damages in the amount of $12 million have been paid by TransAlta (SC) LP for the three outages in the second quarter of 2022.

There have been no other material updates to any of the contingencies in the three and six month period ended June 30, 2022.

Cash Flows
The following chart highlights significant changes in the consolidated statements of cash flows:

	6 months ended June 30
	2022	2021	Increase/ (decrease)
Cash and cash equivalents, beginning of period	947	703	244
Provided by (used in):
Operating activities	322	337	(15)
Investing activities	(166)	(121)	(45)
Financing activities	(201)	(273)	72
Translation of foreign currency cash	(4)	(4)	—
Cash and cash equivalents, end of period	898	642	256

Cash provided by operating activities for the six months ended June 30, 2022, decreased compared with the same period in 2021 primarily due to lower cash flow resulting from lower production and revenues for all segments except the Wind and Solar segment, offset by higher production and higher revenues in the Wind and Solar segment and favourable changes in working capital from movements in the collateral accounts related to high commodity prices and volatility in the markets.

Cash used in investing activities for the six months ended June 30, 2022, increased compared with the same period in 2021, largely due to:
▪Previous year included proceeds received on the sale of the Pioneer Pipeline sold in 2021 ($128 million); partially offset by;
▪Lower cash spend on project construction activities in PP&E ($16 million);
▪Lower non-cash working capital related to the timing of construction payables for the assets under construction ($38 million);
▪Higher loan receivable receipts and lower advances on loans receivable ($12 million); and
▪Higher restricted cash receipts related to funding principal debt repayments ($10 million).

TRANSALTA CORPORATION M36

Cash used in financing activities for the six months ended June 30, 2022, decreased compared with the same period in 2021, largely due to:
▪Lower repayments under the Company's credit facilities ($114 million); partially offset by:
▪Higher repayments on long-term debt ($14 million);
▪Higher common share repurchases under the NCIB ($14 million);
▪Higher dividends paid on common shares ($3 million);
▪Increased distributions paid to subsidiaries' non-controlling interests ($5 million); and
▪Lower proceeds on issuances of common shares ($7 million).

Financial Instruments
Refer to Note 15 of the notes to the audited annual 2021 consolidated financial statements and Note 11 and 12 of our unaudited interim condensed consolidated financial statements as at and for the six months ended June 30, 2022, for details on Financial Instruments.

We may enter into commodity transactions involving non-standard features for which observable market data is not available. These are defined under IFRS as Level III financial instruments. Level III financial instruments are not traded in an active market and fair value is, therefore, developed using valuation models based upon internally developed assumptions or inputs. Our Level III fair values are determined using data such as unit availability, transmission congestion, or demand profiles. Fair values are validated on a quarterly basis by using reasonably possible alternative assumptions as inputs to valuation techniques and any material differences are disclosed in the notes to the financial statements.

At June 30, 2022, Level III instruments had a net liability carrying value of $407 million (Dec. 31, 2021 - net asset of $159 million), mainly due to market price changes on existing and new contracts.

Our risk management profile and practices have not changed materially from Dec. 31, 2021.

Additional IFRS Measures and Non-IFRS Measures
An additional IFRS measure is a line item, heading or subtotal that is relevant to an understanding of the unaudited interim condensed consolidated financial statements but is not a minimum line item mandated under IFRS, or the presentation of a financial measure that is relevant to an understanding of the consolidated financial statements but is not presented elsewhere in the consolidated financial statements. We have included line items entitled gross margin and operating income (loss) in our unaudited interim condensed consolidated statements of earnings (loss) for the three and six months ended June 30, 2022 and 2021. Presenting these line items provides management and investors with a measurement of ongoing operating performance that is readily comparable from period to period.

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual 2021 consolidated financial statements and the unaudited interim condensed consolidated statements of earnings (loss) for the three and six months ended June 30, 2022, prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as an alternative for, or more meaningful than our IFRS results.

Non-IFRS Financial Measures
Adjusted EBITDA, FFO, FCF, total net debt, total consolidated net debt and adjusted net debt are non-IFRS measures that are presented in this MD&A. See the Segmented Financial Performance and Operating Results, Selected Quarterly Information, Financial Capital and Key Financial Non-IFRS Ratios sections of this MD&A for additional information, including a reconciliation of such non-IFRS measures to the most comparable IFRS measure.

TRANSALTA CORPORATION M37

Adjusted EBITDA
In the fourth quarter of 2021, comparable EBITDA was relabeled as adjusted EBITDA to align with industry standard terminology. Each business segment assumes responsibility for its operating results measured to adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core business profitability. In the second quarter of 2022, our reported EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and Energy Marketing segment in the period in which the transactions occur. Accordingly, the Company has applied this composition to all previously reported periods. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers analysis of trends. Adjusted EBITDA is a non-IFRS measure. The following are descriptions of the adjustments made.

Adjustments to revenue
▪Certain assets we own in Canada and in Australia are fully contracted and recorded as finance leases under IFRS. We believe it is more appropriate to reflect the payments we receive under the contracts as a capacity payment in our revenues instead of as finance lease income and a decrease in finance lease receivables.
▪Adjusted EBITDA is adjusted to exclude the impact of unrealized mark-to-market gains or losses and unrealized foreign exchange gains or losses on commodity transactions.
▪Gains and losses related to closed positions effectively settled by offsetting position with exchanges have been recorded in the period the positions are settled.

Adjustments to fuel and purchased power
▪We adjust for depreciation on our mining equipment included in fuel and purchased power.
▪We adjust for items resulting from the decision to accelerate being off-coal and accelerating the shut-down of the Highvale mine at the end of 2021 as it is not reflective of ongoing business performance. Within fuel and purchased power this included coal inventory write-downs.
▪On the commissioning of the South Hedland facility in July 2017, we prepaid approximately $74 million of electricity transmission and distribution costs. Interest income is recorded on the prepaid funds. We reclassify this interest income as a reduction in the transmission and distribution costs expensed each period to reflect the net cost to the business.

Adjustments to earnings (loss) in addition to interest, taxes, depreciation and amortization
▪Asset impairment charges (reversals) are removed as these are accounting adjustments that impact depreciation and amortization and do not reflect current business performance.
▪Any gains or losses on asset sales or foreign exchange gains or losses are not included as these are not part of operating income.

Adjustments to Net Other Operating Income
▪Insurance recoveries related to the Kent Hills tower collapse are not included as these relate to investing activities and are not reflective of on-going business performance. Refer to the Kent Hills Wind Facilities Rehabilitation section of this MD&A for further details.

Adjustments for equity accounted investments
▪During the fourth quarter of 2020, we acquired a 49 per cent interest in the Skookumchuck wind facility, which is treated as an equity investment under IFRS and our proportionate share of the net earnings is reflected as equity income on the statement of earnings under IFRS. As this investment is part of our regular power-generating operations, we have included our proportionate share of the adjusted EBITDA of Skookumchuck wind facility in our total adjusted EBITDA. In addition, in the Wind and Solar segment adjusted results, we have included our proportionate share of revenues and expenses to reflect the full operational results of this investment. We have not included equity interest in EMG's adjusted EBITDA in our total adjusted EBITDA as it does not represent our regular power-generating operations.

Average Annual EBITDA
Average annual EBITDA is a non-IFRS financial measure that is forward-looking, used to show the average annual EBITDA that the project currently under construction is expected to generate upon completion.

TRANSALTA CORPORATION M38

Funds From Operations ("FFO")
FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Adjustments to cash from operations
▪Includes FFO related to the Skookumchuck wind facility, which is treated as an equity accounted investment under IFRS and equity income, net of distributions from joint ventures is included in cash flow from operations under IFRS. As this investment is part of our regular power generating operations, we have included our proportionate share of FFO.
▪Payments received on finance lease receivables reclassified to reflect cash from operations.
▪We adjust for items included in cash from operations related to the decision in 2020 to accelerate being off-coal and accelerating the shut-down of the Highvale mine by the end of 2021 and the write-down on parts and material inventory for our coal operations ("Clean energy transition provisions and adjustments").
▪Cash received/paid on closed positions are reflected in the period that the position is settled.

Free Cash Flow
FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios
FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. See the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Financial Non-IFRS Ratios sections of this MD&A for additional information.

FFO per share and FCF per share
FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share is a non-IFRS ratio.

Supplementary Financial Measures
Financial highlights presented on a proportional basis of TransAlta Renewables, deconsolidated adjusted EBITDA, deconsolidated FFO and deconsolidated net debt to deconsolidated adjusted EBITDA are supplementary financial measures the Company uses to present adjusted EBITDA on a deconsolidated basis and excludes the portion of TransAlta Renewables and TA Cogen that are not owned by TransAlta. See the Financial Highlights on a Proportional Basis of TransAlta Renewables and Key Financial Non-IFRS Ratios sections of this MD&A for additional information.

The Alberta Electricity Portfolio metrics disclosed are also supplementary financial measures used to present the gross margin by segment within the Alberta Electricity Portfolio. Refer to the Alberta Electricity Portfolio section of this MD&A for additional information.

TRANSALTA CORPORATION M39

Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment
The following table reflects adjusted EBITDA by segment and provides reconciliation to Loss before income taxes for the three months ended June 30, 2022:

	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	105	96	127	96	36	1	461	(3)	—	458
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	15	128	—	(56)	—	87	—	(87)	—
Realized gain (loss) on closed exchange positions	—	—	(10)	—	75	—	65	—	(65)	—
Decrease in finance lease receivable	—	—	11	—	—	—	11	—	(11)	—
Finance lease income	—	—	6	—	—	—	6	—	(6)	—
Unrealized foreign exchange (gain) loss on commodity	—	—	—	—	2	—	2	—	(2)	—
Adjusted revenues	105	111	262	96	57	1	632	(3)	(171)	458
Fuel and purchased power	6	6	147	71	—	1	231	—	—	231
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	6	6	146	71	—	1	230	—	1	231
Carbon compliance	—	1	12	(4)	—	—	9	—	—	9
Gross margin	99	104	104	29	57	—	393	(3)	(172)	218
OM&A	10	15	45	17	7	23	117	—	—	117
Taxes, other than income taxes	1	4	4	1	—	—	10	(1)	—	9
Net other operating income	—	(10)	(10)	—	—	—	(20)	—	—	(20)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating income	—	(3)	(10)	—	—	—	(13)	—	(7)	(20)
Adjusted EBITDA(4)	88	88	65	11	50	(23)	279
Equity income										2
Finance lease income										6
Depreciation and amortization										(115)
Asset impairment reversal										24
Net interest expense										(62)
Foreign exchange gain										9
Gain on sale of assets and other										2
Loss before income taxes										(22)
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TRANSALTA CORPORATION M40

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended June 30, 2021:

	Attributable to common shareholders
	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	114	79	287	101	38	4	623	(4)	—	619
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	(4)	(28)	23	(4)	—	(13)	—	13	—
Realized gain (loss) on closed exchange positions	—	—	1	—	16	—	17	—	(17)	—
Decrease in finance lease receivable	—	—	10	—	—	—	10	—	(10)	—
Finance lease income	—	—	6	—	—	—	6	—	(6)	—
Adjusted revenues	114	75	276	124	50	4	643	(4)	(20)	619
Fuel and purchased power(4)	6	3	110	92	—	4	215	—	—	215
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Mine depreciation	—	—	(26)	(24)	—	—	(50)	—	50	—
Coal inventory write-down	—	—	—	(3)	—	—	(3)	—	3	—
Adjusted fuel and purchased power	6	3	83	65	—	4	161	—	54	215
Carbon compliance	—	—	32	10	—	—	42	—	—	42
Gross margin	108	72	161	49	50	—	440	(4)	(74)	362
OM&A(4)	11	15	45	46	7	24	148	—	—	148
Reclassifications and adjustments:
Parts and materials write-down	—	—	(2)	(23)	—	—	(25)	—	25	—
Adjusted OM&A	11	15	43	23	7	24	123	—	25	148
Taxes, other than income taxes	1	2	4	2	—	—	9	(1)	—	8
Net other operating income	—	—	(10)	(1)	—	—	(11)	—	—	(11)
Adjusted EBITDA(5)	96	55	124	25	43	(24)	319
Equity income										2
Finance lease income										6
Depreciation and amortization										(123)
Asset impairment charge										(16)
Net interest expense										(60)
Foreign exchange gain										14
Gain on sale of assets and other										32
Earnings before income taxes										72
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) During the three months ended June 30, 2021, $3 million related to station service costs for the Hydro segment were reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
5) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TRANSALTA CORPORATION M41

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the 6 months ended June 30, 2022:

	Attributable to common shareholders
	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	182	191	561	202	62	2	1,200	(7)	—	1,193
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	28	(34)	11	(46)	—	(41)	—	41	—
Realized gain (loss) on closed exchange positions	—	—	(7)	—	65	—	58	—	(58)	—
Decrease in finance lease receivable	—	—	22	—	—	—	22	—	(22)	—
Finance lease income	—	—	11	—	—	—	11		(11)	—
Adjusted revenues	182	219	553	213	81	2	1,250	(7)	(50)	1,193
Fuel and purchased power	10	14	278	165	—	2	469	—	—	469
Reclassifications and adjustments:
Australian interest income	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted fuel and purchased power	10	14	276	165	—	2	467	—	2	469
Carbon compliance	—	1	30	(3)	—	—	28	—	—	28
Gross margin	172	204	247	51	81	—	755	(7)	(52)	696
OM&A	21	31	89	33	14	41	229	—	—	229
Taxes, other than income taxes	2	6	8	2	—	—	18	(1)	—	17
Net other operating income	—	(17)	(20)	—	—	—	(37)	—	—	(37)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating income	—	(10)	(20)	—	—	—	(30)	—	(7)	(37)
Adjusted EBITDA(4)	149	177	170	16	67	(41)	538
Equity income										4
Finance lease income										11
Depreciation and amortization										(232)
Asset impairment reversal										66
Net interest expense										(129)
Foreign exchange gain										11
Gain on sale of assets and other										2
Earnings before income taxes										220
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TRANSALTA CORPORATION M42

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the 6 months ended June 30, 2021:

	Attributable to common shareholders
	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	203	170	553	240	99	5	1,270	(9)	—	1,261
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	1	(51)	29	(12)	—	(33)	—	33	—
Realized gain (loss) on closed exchange positions	—	—	1	—	28	—	29	—	(29)	—
Decrease in finance lease receivable	—	—	20	—	—	—	20	—	(20)	—
Finance lease income	—	—	13	—	—	—	13	—	(13)	—
Adjusted revenues	203	171	536	269	115	5	1,299	(9)	(29)	1,261
Fuel and purchased power(4)	9	7	218	221	—	5	460	—	—	460
Reclassifications and adjustments:
Australian interest income	—	—	(2)	—	—	—	(2)	—	2	—
Mine depreciation	—	—	(53)	(52)	—	—	(105)	—	105	—
Coal inventory write-down	—	—	—	(11)	—	—	(11)	—	11	—
Adjusted fuel and purchased power	9	7	163	158	—	5	342	—	118	460
Carbon compliance	—	—	71	21	—	—	92	—	—	92
Gross margin	194	164	302	90	115	—	865	(9)	(147)	709
OM&A(4)	19	28	87	69	17	32	252	(1)	—	251
Reclassifications and adjustments:
Parts and materials write-down	—	—	(2)	(23)	—	—	(25)	—	25	—
Adjusted OM&A	19	28	85	46	17	32	227	(1)	25	251
Taxes, other than income taxes	2	5	7	4	—	—	18	(1)	—	17
Net other operating income	—	—	(20)	(1)	—	—	(21)	—	—	(21)
Adjusted EBITDA(5)	173	131	230	41	98	(32)	641
Equity income										4
Finance lease income										13
Depreciation and amortization										(272)
Asset impairment charge										(45)
Net interest expense										(123)
Foreign exchange gain										21
Gain on sale of assets and other										33
Earnings before income taxes										93
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) During the six months ended June 30, 2021, $5 million related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
(5) Adjusted EBITDA is not defined and have no standardized meaning under IFRS.

TRANSALTA CORPORATION M43

The table below reconciles our cash flow from operating activities to our FFO and FCF:

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Cash flow from operating activities	(129)	80	322	337
Change in non-cash operating working capital balances	260	128	(24)	56
Cash flow from operations before changes in working capital	131	208	298	393
Adjustments
Share of adjusted FFO from joint venture(1)	2	—	5	4
Decrease in finance lease receivable	11	10	22	20
Clean energy transition provisions and adjustments(2)	8	28	8	36
Realized gain (loss) on closed exchange positions	65	17	58	29
Other(3)	3	4	8	8
FFO(4)	220	267	399	490
Deduct:
Sustaining capital(1)	(31)	(66)	(48)	(100)
Productivity capital	(1)	(1)	(2)	(1)
Dividends paid on preferred shares	(10)	(10)	(20)	(20)
Distributions paid to subsidiaries’ non-controlling interests	(30)	(32)	(72)	(69)
Principal payments on lease liabilities and other(1)	(3)	(3)	(4)	(4)
FCF(4)	145	155	253	296
Weighted average number of common shares outstanding in the period	271	270	271	271
FFO per share(4)	0.81	0.99	1.47	1.81
FCF per share(4)	0.54	0.57	0.93	1.09
(1) Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.
(2) Includes a write-down on parts and material inventory for our coal operations in 2021 to net realizable value.
(3) Other consists of production tax credits which is a reduction to tax equity debt.
(4) These items are not defined and have no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

TRANSALTA CORPORATION M44

The table below bridges our adjusted EBITDA to our FFO and FCF:

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Adjusted EBITDA(1)	279	319	538	641
Provisions	—	—	10	(5)
Interest expense	(50)	(48)	(104)	(99)
Current income tax expense	(13)	(12)	(25)	(35)
Realized foreign exchange gain (loss)	13	(2)	15	(3)
Decommissioning and restoration costs settled	(7)	(5)	(14)	(8)
Other non-cash items	(2)	15	(21)	(1)
FFO(3)	220	267	399	490
Deduct:
Sustaining capital(2)	(31)	(66)	(48)	(100)
Productivity capital	(1)	(1)	(2)	(1)
Dividends paid on preferred shares	(10)	(10)	(20)	(20)
Distributions paid to subsidiaries’ non-controlling interests	(30)	(32)	(72)	(69)
Principal payments on lease liabilities and other (2)	(3)	(3)	(4)	(4)
FCF(3)	145	155	253	296
(1) Adjusted EBITDA is defined in the Additional IFRS Measures and Non-IFRS Measures section and reconciled to earnings (loss) before income taxes above.
(2) Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.
(3) FFO and FCF are defined in the Additional IFRS Measures and Non-IFRS Measures section and reconciled to cash flow from operating activities above.

TRANSALTA CORPORATION M45

Financial Highlights on a Proportional Basis of TransAlta Renewables
The proportionate financial information below reflects TransAlta's share of TransAlta Renewables relative to TransAlta's total consolidated figures. The financial highlights presented on a proportional basis of TransAlta Renewables are supplementary financial measures to reflect TransAlta Renewables' portion of the consolidated figures.

Consolidated Results
The following table reflects the generation and summary financial information on a consolidated basis during the period:

	Actual Generation (GWh)		Adjusted EBITDA		Earnings before income taxes
3 months ended June 30	2022	2021	2022	2021	2022	2021
TransAlta Renewables
Hydro	159	162	7	7
Wind and Solar(1)	1,072	889	68	57
Gas(1)	734	755	56	38
Corporate	—	—	(5)	(5)
TransAlta Renewables before adjustments	1,965	1,806	126	97	18	28
Less: Proportion of TransAlta Renewables not owned by TransAlta Corporation	(784)	(712)	(50)	(38)	(7)	(11)
Portion of TransAlta Renewables owned by TransAlta Corporation	1,181	1,094	76	59	11	17
Add: TransAlta Corporation's owned assets excluding TransAlta Renewables
Hydro	374	392	81	89
Wind and Solar	—	(63)	20	(2)
Gas	1,832	2,069	9	86
Energy Transition	290	484	11	25
Energy Marketing	—	—	50	43
Corporate	—	—	(18)	(19)
TransAlta Corporation with Proportionate Share of TransAlta Renewables	3,677	3,976	229	281	(29)	61
Non-controlling interests	784	712	50	38	7	11
TransAlta Consolidated	4,461	4,688	279	319	(22)	72
(1) Wind and Solar and Gas segments include those assets that TransAlta Renewables holds an economic interest in.

TRANSALTA CORPORATION M46

	Actual Generation (GWh)		Adjusted EBITDA		Earnings before income taxes
6 months ended June 30	2022	2021	2022	2021	2022	2021
TransAlta Renewables
Hydro	200	202	8	8
Wind and Solar(1)	2,341	1,958	156	132
Gas(1)	1,669	1,513	112	91
Corporate	—	—	(11)	(11)
TransAlta Renewables before adjustments	4,210	3,673	265	220	67	89
Less: Proportion of TransAlta Renewables not owned by TransAlta Corporation	(1,680)	(1,460)	(106)	(87)	(27)	(35)
Portion of TransAlta Renewables owned by TransAlta Corporation	2,530	2,213	159	133	40	54
Add: TransAlta Corporation's owned assets excluding TransAlta Renewables
Hydro	705	712	141	165
Wind and Solar	—	(1)	21	(1)
Gas	3,562	3,945	58	139
Energy Transition	1,343	1,900	16	41
Energy Marketing	—	—	67	98
Corporate	—	—	(30)	(21)
TransAlta Corporation with Proportionate Share of TransAlta Renewables	8,140	8,769	432	554	193	58
Non-controlling interests	1,680	1,460	106	87	27	35
TransAlta Consolidated	9,820	10,229	538	641	220	93
(1) Wind and Solar and Gas segments include those assets that TransAlta Renewables holds an economic interest in.

TRANSALTA CORPORATION M47

Key Non-IFRS Financial Ratios
The methodologies and ratios used by rating agencies to assess our credit rating are not publicly disclosed. We have developed our own definitions of ratios and targets to help evaluate the strength of our financial position. These metrics and ratios are not defined and have no standardized meaning under IFRS and may not be comparable to those used by other entities or by rating agencies.

Adjusted Net Debt to Adjusted EBITDA

	June 30, 2022	Dec. 31, 2021
Period-end long-term debt(1)	3,179	3,267
Exchangeable securities	337	335
Less: Cash and cash equivalents	(898)	(947)
Add: 50 per cent of issued preferred shares and exchangeable preferred shares(2)	671	671
Other(3)	(2)	(19)
Adjusted net debt(4)	3,287	3,307
Adjusted EBITDA(5)	1,183	1,286
Adjusted net debt to adjusted EBITDA (times)	2.8	2.6
(1) Consists of current and long-term portion of debt, which includes lease liabilities and tax equity financing.
(2) Exchangeable preferred shares are considered equity with dividend payments for credit-rating purposes. For accounting purposes, they are accounted for as debt with interest expense in the unaudited interim condensed consolidated financial statements. For purposes of this ratio, we consider 50 per cent of issued preferred shares, including these, as debt.
(3) Includes principal portion of TransAlta OCP restricted cash (nil for the period ended June 30, 2022) and fair value of hedging instruments on debt (included in risk management assets and/or liabilities on the unaudited interim condensed consolidated statements of financial position).
(4) The tax equity financing for Skookumchuck wind facility, an equity accounted joint venture, is not represented in the amounts. Adjusted net debt is not defined and has no standardized meaning under IFRS. Presenting this item from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. See the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
(5) Last 12 months.

The Company's capital is managed internally and evaluated by management using a net debt position. We use the adjusted net debt to adjusted EBITDA ratio as a measurement of financial leverage and assess our ability to pay off debt. Our adjusted net debt to adjusted EBITDA ratio was higher compared to the same period in 2021 as a result of lower adjusted EBITDA in the six months ended June 30, 2022, lower cash and cash equivalents and lower debt repayments.

TRANSALTA CORPORATION M48

Deconsolidated Adjusted EBITDA by Segment
We invest in our assets directly as well as with joint venture partners. Deconsolidated financial information is a supplementary financial measure and is not intended to be, presented in accordance with IFRS.

Adjusted EBITDA is a key metric for TransAlta and TransAlta Renewables and provides management and shareholders a representation of core business profitability. Deconsolidated EBITDA is used in key planning and credit metrics and segment results highlight the operating performance of assets held directly at TransAlta that are comparable from period to period.

A reconciliation of adjusted EBITDA to deconsolidated adjusted EBITDA by segment results is set out below:

	3 months ended June 30, 2022			3 months ended June 30, 2021
	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated
Hydro	88	7		96	7
Wind and Solar	88	68		55	57
Gas	65	56		124	38
Energy Transition	11	—		25	—
Energy Marketing	50	—		43	—
Corporate	(23)	(5)		(24)	(5)
Adjusted EBITDA	279	126	153	319	97	222
Less: TA Cogen adjusted EBITDA			(15)			(38)
Add: Dividend from TransAlta Renewables			37			37
Deconsolidated TransAlta adjusted EBITDA(1)			175			221
(1) As of the second quarter of 2021, our share of amounts for the Skookumchuck wind equity accounted joint venture is excluded from the TransAlta deconsolidated results due to the sale of an economic interest in the 137 MW Skookumchuck wind facility to TransAlta Renewables.

	6 months ended June 30, 2022			6 months ended June 30, 2021
	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated
Hydro	149	8		173	8
Wind and Solar	177	156		131	132
Gas	170	112		230	91
Energy Transition	16	—		41	—
Energy Marketing	67	—		98	—
Corporate	(41)	(11)		(32)	(11)
Adjusted EBITDA	538	265	273	641	220	421
Less: TA Cogen adjusted EBITDA			(29)			(63)
Less: EBITDA from joint venture investments(1)			—			(4)
Add: Dividend from TransAlta Renewables			75			75
Add: Dividend from TA Cogen			10			3
Deconsolidated TransAlta adjusted EBITDA(1)			329			432
(1) As of the second quarter of 2021, our share of amounts for the Skookumchuck wind equity accounted joint venture is excluded from the TransAlta deconsolidated results due to the sale of an economic interest in the 137 MW Skookumchuck wind facility to TransAlta Renewables.

TRANSALTA CORPORATION M49

Deconsolidated FFO
The Company has set capital allocation targets based on deconsolidated FFO available to shareholders. Deconsolidated financial information is a supplementary financial measure and is not defined and has no standardized meaning under IFRS, and may not be comparable to those used by other entities or by rating agencies. See also the Additional IFRS Measures and Non-IFRS Measures section of this MD&A for further details. Deconsolidated FFO for the period ended June 30, 2022 and 2021 is detailed below:

	3 months ended June 30, 2022			3 months ended June 30, 2021
	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated
Cash flow from operating activities	(129)	28		80	79
Change in non-cash operating working capital balances	260	19		128	(19)
Cash flow from operations before changes in working capital	131	47		208	60
Adjustments:
Decrease in finance lease receivable	11	—		10	—
Clean energy transition provisions and adjustments	8	—		28	—
Realized gain (loss) on closed exchange positions	65	—		17	—
Share of FFO from joint venture(1)	2	—		—	—
Finance income - economic interests	—	(3)		—	(20)
FFO - economic interests(2)	—	50		—	44
Other(3)	3	—		4	—
FFO	220	94	126	267	84	183
Dividend from TransAlta Renewables			37			37
Distributions to TA Cogen's Partner			(4)			(6)
Deconsolidated TransAlta FFO			159			214
(1) As of the second quarter of 2021, our share of amounts for the Skookumchuck wind equity accounted joint venture is excluded from the TransAlta deconsolidated results due to the sale of an economic interest in the 137 MW Skookumchuck wind facility to TransAlta Renewables.
(2) FFO - economic interests calculated as Free Cash Flow economic interests plus sustaining capital expenditures economic interests plus/minus currency adjustment.
(3) Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from equity accounted joint venture.

TRANSALTA CORPORATION M50

	6 months ended June 30, 2022			6 months ended June 30, 2021
	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated
Cash flow from operating activities	322	131		337	182
Change in non-cash operating working capital balances	(24)	2		56	(34)
Cash flow from operations before changes in working capital	298	133		393	148
Adjustments:
Decrease in finance lease receivable	22	—		20	—
Clean energy transition provisions and adjustments	8	—		36	—
Realized gain (loss) on closed exchange positions	58	—		29	—
Share of FFO from joint venture(1)	5	—		4
Finance income - economic interests	—	(22)		—	(49)
FFO - economic interests(2)	—	99		—	85
Other(3)	8	—		8	—
FFO	399	210	189	490	184	306
Dividend from TransAlta Renewables			75			75
Distributions to TA Cogen's Partner			(22)			(17)
Less: Share of adjusted FFO from joint venture(1)			—			(4)
Deconsolidated TransAlta FFO			242			360
(1) As of the second quarter of 2021, our share of amounts for the Skookumchuck wind equity accounted joint venture is excluded from the TransAlta deconsolidated results due to the sale of an economic interest in the 137 MW Skookumchuck wind facility to TransAlta Renewables.
(2) FFO - economic interests calculated as Free Cash Flow economic interests plus sustaining capital expenditures economic interests plus/minus currency adjustment.
(3) Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from equity accounted joint venture.

TRANSALTA CORPORATION M51

Deconsolidated Net Debt to Deconsolidated Adjusted EBITDA
In addition to reviewing fully consolidated ratios and results, management reviews net debt to adjusted EBITDA on a deconsolidated basis to highlight TransAlta's financial flexibility, balance sheet strength and leverage. Deconsolidated financial information is a supplementary financial measure and is not defined under IFRS and may not be comparable to those used by other entities or by rating agencies. See also the Additional IFRS Measures and Non-IFRS Measures section of this MD&A for further details.

As at	June 30, 2022	Dec. 31, 2021
Adjusted net debt(1)	3,287	3,307
Add: TransAlta Renewables cash and cash equivalents	218	244
Less: TransAlta Renewables long-term debt	(785)	(814)
Less: US tax equity financing and South Hedland debt(2)	(813)	(867)
Deconsolidated net debt	1,907	1,870
Deconsolidated adjusted EBITDA(3)(5)	772	875
Deconsolidated net debt to deconsolidated adjusted EBITDA(4) (times)	2.5	2.1
(1) Refer to the Adjusted Net Debt to Adjusted EBITDA calculation under the Key Financial Non-IFRS Ratios section of this MD&A for the reconciliation and composition of Adjusted net debt.
(2) Relates to assets where TransAlta Renewables has economic interests.
(3) Refer to the Deconsolidated Adjusted EBITDA by Segment section of this MD&A for the reconciliation and composition of deconsolidated adjusted EBITDA.
(4) The non-IFRS ratio is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other issuers.
(5) Last 12 months.

Our deconsolidated net debt to deconsolidated adjusted EBITDA ratio for the six months ended June 30, 2022, increased compared with 2021, due to higher deconsolidated net debt and lower deconsolidated adjusted EBITDA. Higher deconsolidated net debt is a result of lower scheduled repayments on corporate debt and an decrease in cash balances.

Critical Accounting Policies and Estimates
The preparation of unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that could affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities during the period. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices and changes in economic conditions, legislation and regulations.

Estimates to the extent to which the geopolitical events such as the Russia-Ukraine conflict may, directly or indirectly, impact the Company's operations, financial results and conditions in future periods are also subject to significant uncertainty. Uncertainty related to COVID-19 and the geopolitical events have been considered in our estimates as at and for the period ended June 30, 2022. Refer to the Governance and Risk Management section of this MD&A for further details.

The following were material changes in estimates in the quarter:

Asset Impairments
During the six months ended June 30, 2022, the Company recorded asset impairment charges of $27 million, for three wind assets within the Wind and Solar segment and one of the hydro facilities within the Hydro segment, primarily as a result of increases in the discount rates. Refer to Note 5 of our unaudited interim condensed consolidated financial statements for further details.

TRANSALTA CORPORATION M52

Provisions for Decommissioning and Restoration Activities
Initial decommissioning provisions, and subsequent changes thereto, are determined using the Company’s best estimate of the required cash expenditures, adjusted to reflect the risks and uncertainties inherent in the timing and amount of settlement. For the six months ended June 30, 2022, the provision for the decommissioning and restoration obligations decreased by $194 million to $599 million as at June 30, 2022, from $793 million as at Dec. 31, 2021, as a result of higher discount rates, largely driven by underlying market benchmark rates. On average, discount rates increased with rates ranging from 6.8 to 9.3 per cent as at June 30, 2022 (Dec. 31, 2021 — 3.6 to 6.5 per cent). Refer to Note 17 of our unaudited interim condensed consolidated financial statements for further details.

Defined Benefit Obligation
The liability for pension and post-employment benefits and associated costs included in compensation expenses are impacted by estimates related to changes in key actuarial assumptions, including discount rates. As a result of increases in discount rates, largely driven by increases in market benchmark rates, the defined benefit obligation decreased by $46 million to $182 million as at June 30, 2022, from $228 million as at Dec. 31, 2021. A 1 per cent increase in discount rates would have a $40 million impact on the defined benefit obligation.

Refer to Note 2(P) of the Company’s 2021 audited annual consolidated financial statements for further details on the Significant Accounting Judgments and Key Sources of Estimation Uncertainty.

Accounting Changes
Current Accounting Policy Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s audited annual consolidated financial statements for the year ended Dec. 31, 2021, except for the adoption of new standards effective as of Jan. 1, 2022.

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets
On May 14, 2020, the IASB issued Onerous Contracts — Cost of Fulfilling a Contract and amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify which costs to include when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after Jan. 1, 2022 and the Company adopted these amendments as of Jan. 1, 2022. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after the effective date. No adjustments resulted on adoption of the amendments on Jan 1, 2022.

Future Accounting Policy Changes
Please refer to Note 3 of the audited annual 2021 consolidated financial statements for the future accounting policies impacting the Company. In the three and six months ended June 30, 2022, no additional future accounting policy changes impacting the Company were identified.

Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings (loss).

Governance and Risk Management
Our business activities expose us to a variety of risks and opportunities including, but not limited to, regulatory changes, rapidly changing market dynamics and increased volatility in our key commodity markets. Our goal is to manage these risks and opportunities so that we are in a position to develop our business and achieve our goals while remaining reasonably protected from an unacceptable level of risk or financial exposure. We use a multi-level risk management oversight structure to manage the risks and opportunities arising from our business activities, the markets in which we operate and the political environments and structures with which we interface.

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During the three and six months ended June 30, 2022, the global economy continued to recover from the COVID-19 pandemic. The Russian government’s invasion of Ukraine on February 24, 2022 set off historic policy actions and global coordination of sanctions and commitments to reduce dependency on Russian energy including natural gas. This has contributed to global supply chain disruptions, commodity price volatility and potential increases to inherent cybersecurity risk. The Company continues to mitigate inflationary and supply chain risk pertaining to current development projects by locking in the prices of key materials where possible and employing the other supply chain risk mitigation strategies described in our 2021 Annual MD&A. A prolonged Russia-Ukraine conflict and recent inflationary and supply chain dynamics could impact future construction project costs with the risk of rising prices on key materials. The Russia-Ukraine conflict continues to evolve as well as the scope and severity of the economic sanctions. Accordingly, the indirect impacts of the Russia-Ukraine conflict and rising inflation rates in the global markets remains uncertain at this time, but management continues to monitor and assess the resulting impacts.

Interest Rate Risk
Interest rate risk arises as the fair value of future cash flows from a financial instrument fluctuates because of changes in market interest rates. Changes in interest rates can impact our borrowing costs. Changes in our cost of capital may also affect the feasibility of new growth initiatives.

At June 30, 2022, approximately 3 per cent (Dec 31, 2021 – 3 per cent) of our total debt portfolio was subject to changes in floating interest rates through a combination of floating rate debt and interest rate swaps. The Company has US$400 million maturing in November 2022 and we have hedged US$300 million of the underlying to reduce the interest rate risk.

Please refer to the Governance and Risk Management section of our 2021 Annual MD&A and Note 12 of our unaudited interim condensed consolidated financial statements for details on our risks and how we manage them. Our risk management profile and practices have not changed materially from Dec. 31, 2021.

Regulatory Updates
Refer to the Policy and Legal Risks discussion in our 2021 annual MD&A for further details that supplement the recent developments as discussed below:

Canada
Federal
On March 15, 2022, the Government of Canada’s Department of Environment and Climate Change Canada (“ECCC”) released a discussion paper (the “ECCC Paper”) regarding a proposed new Clean Electricity Standard ("CES") to achieve a net-zero electricity sector in Canada by 2035. The ECCC Paper states the government’s intent to institute more stringent regulations on natural gas generation to achieve a net-zero grid by 2035. TransAlta is actively engaging with the federal and provincial governments with a focus on clarifying the implications of the regulatory proposal and emphasizing the important role that our current assets play in delivering reliability, affordability and competitiveness, as well as decarbonization objectives.

On March 29, 2022, the Government of Canada released the 2030 Emissions Reduction Plan ("ERP"). This broad plan includes a broad set of regulatory, policy and funding initiatives designed to achieve Canada's national emissions reduction targets. Notably, the ERP relies heavily on electrification of the economy to reach Canada's national goals. TransAlta engaged the government regarding the design of the plan and will continue to engage on relevant initiatives moving forward.

Both the CES and ERP may create new opportunities for the development of renewables and energy storage projects in Canada.

On June 8, 2022, the Government of Canada published the final regulation creating a federal GHG emissions offset system in the Canada Gazette, Part II-The Canadian Greenhouse Gas Offset Credit System Regulations. This regulation creates a new GHG credit market in Canada. However, TransAlta would not be able to use these credits for compliance under the present provincial regulatory programs nor generate credits from our existing facilities, in the absence of changes in policy and the development of additional federal offset protocols.

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The Clean Fuel Regulations ("CFR") were published in the Canada Gazette, Part II on July 6, 2022. The CFRs require producers and importers of liquid fossil fuels, such as gasoline and diesel, to gradually reduce the carbon intensity of these fuels beginning in December 2023. There may be opportunity for TransAlta to contract and build projects that reduce the lifecycle carbon intensity of fossil fuel using renewable electricity at production facilities as a compliance option under the CFRs.

Ontario
On June 2, 2022, Premier Doug Ford was re-elected as the Premier of Ontario with a majority government. Following the election, the government continued working on key files including: the province's Emissions Performance Standards ("EPS") carbon pricing system; the role of natural gas in the electricity sector transition; the development of a voluntary clean energy credit market; and the development and implementation of procurement programs for the electricity sector. TransAlta's Ontario gas-fired thermal assets pass through carbon costs under current contracts, minimizing the impact of any change to the EPS. The Company continues to engage the government on the other relevant policy initiatives to mitigate risk and identify areas of potential opportunity.

In 2022, the IESO moved forward with procurement and planning to meet the upcoming capacity needs in the province in the short, medium and long-term. The IESO is currently conducting a medium-term request for proposals ("RFP") to procure up to 475 MW of capacity from existing generators, with award scheduled for the third quarter of 2022. In addition, the IESO is moving forward with long-term procurement processes to secure up to 3,500 MW of capacity with commercial delivery by 2025-2027. TransAlta continues to participate in these processes.

Alberta
In late 2021, the Alberta Electric System Operator ("AESO") commenced work to assess the system impacts of a net-zero provincial electricity system by 2035, resulting in their first Net-Zero Emissions Electricity Pathways Report (the "Report") on June 27, 2022. The AESO views the Report as the first step in understanding the operational, market and cost implications associated with a future of increased electrification and low-emission supply. TransAlta continues to engage in this work as we seek to understand the challenges and opportunities for the Alberta market in a net-zero future.

The Government of Alberta also launched a consultation on changes to the Technology Innovation and Emissions Reduction ("TIER") Regulation. TIER governs the provinces carbon pricing regime and changes to the system will have implications for TransAlta's thermal generating facilities in the province and the value of emissions credits from our renewables facilities. TransAlta plans to closely engage in the consultations.

United States
On March 21, 2022, the U.S. Securities and Exchange Commission ("SEC") released proposed rules to enhance and standardize climate-related disclosure for investors. The proposed rules cover climate risk governance and risk management, disclosure of material climate-related impacts over all time horizons, impacts business models and the impact of climate-related events. We anticipate the final rules will face legal challenges. The Company currently provides investors with information regarding our climate governance, risks and performance. We will closely monitor the rule-making and ensure continued alignment with all relevant requirements.

The US mid-term elections will be held on November 8, 2022 and changes in Congress and the Senate could shift the focus of the government, specifically in terms of climate policy and renewable energy. There continues to be the potential for the renewal of the production and investment tax credit supports for wind and solar generation in 2022 and for new tax credits for storage and hydrogen technologies. TransAlta continues to monitor any potential changes for impacts on our growth plans.

Australia
Australia held a national election on May 21, 2022. The Labour Party achieved a majority government. Since forming the Labour Party government, Australia has informed the United Nations that it will increase its Nationally Determined Contribution ("NDC") commitment to increase the country’s 2030 emissions reduction goal from the current 26 to 28 per cent to 43 per cent below 2005 levels. The government also confirmed its intent to boost renewable electricity production to 82 per cent of electricity supply by 2030. We continue to see low policy risk to our existing Australian assets and policy support for continued industrial decarbonization.

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Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting (‘‘ICFR’’) and disclosure controls and procedures (“DC&P’’). During the six months ended June 30, 2022, the majority of our workforce supporting and executing our ICFR and DC&P returned to work and continue to work remotely on a hybrid basis. The Company has implemented appropriate controls and oversight for both in-office and remote work. There has been minimal impact to the design and performance of our internal controls.

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of audited annual consolidated financial statements for external purposes in accordance with IFRS. Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.

DC&P refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under securities legislation is recorded, processed, summarized and reported within the time frame specified in applicable securities legislation. DC&P include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under applicable securities legislation is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding our required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. In designing and evaluating our ICFR and DC&P, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements and management is required to apply its judgment in evaluating and implementing possible controls and procedures. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.

In accordance with the provisions of National Instrument 52-109 and consistent with U.S. Securities and Exchange Commission guidance, the scope of the evaluation did not include internal controls over financial reporting of North Carolina Solar, which the Company acquired on Nov. 5, 2021. North Carolina Solar was excluded from management's evaluation of the effectiveness of the Company's internal control over financial reporting as at Dec. 31, 2021, due to the proximity of the acquisition to year-end. Further details related to the acquisition are disclosed in Note 4 to the Company's audited annual consolidated financial statements for the year ended Dec. 31, 2021.

Consistent with the evaluation at Dec. 31, 2021, the scope of the evaluation does not include controls over financial reporting of the assets acquired through the North Carolina Solar acquisition, which the Company acquired on Nov. 5, 2021. North Carolina Solar's total and net assets represented approximately 2 per cent and 3 per cent of the Company's total and net assets and 4 per cent of the Company's total net earnings, respectively, as at June 30, 2022.

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our ICFR and DC&P as of the end of the period covered by this MD&A. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as at June 30, 2022, the end of the period covered by this MD&A, our ICFR and DC&P were effective.

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Glossary of Key Terms

Alberta Electric System Operator ("AESO")
The independent system operator and regulatory authority for the Alberta Interconnected Electric System.

Alberta Hydro Assets
The Company's hydroelectric assets, owned through a wholly owned subsidiary, TransAlta Renewables Inc. These assets are located in Alberta consisting of the Barrier, Bearspaw, Cascade, Ghost, Horseshoe, Interlakes, Kananaskis, Pocaterra, Rundle, Spray, Three Sisters, Bighorn and Brazeau hydro facilities.

Alberta Power Purchase Arrangement ("Alberta PPA")
A long-term arrangement established by regulation for the sale of electric energy from formerly regulated generating units to PPA buyers.

Ancillary Services
As defined by the Electric Utilities Act, Ancillary Services are those services required to ensure that the interconnected electric system is operated in a manner that provides a satisfactory level of service with acceptable levels of voltage and frequency.

Alberta Thermal
The business segment previously disclosed as Canadian Coal has been renamed to reflect the ongoing conversion of the boilers to burn gas in place of coal. The segment includes the legacy and converted generating units at our Sundance and Keephills sites and includes the Highvale Mine.

Availability
A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.

Adjusted Availability
Availability is adjusted when economic conditions exist, such that planned routine and major maintenance activities are scheduled to minimize expenditures. In high price environments, actual outage schedules would change to accelerate the generating unit's return to service.

Balancing Pool
The Balancing Pool was established in 1999 by the Government of Alberta to help manage the transition to competition in Alberta's electric industry. Its current obligations and responsibilities are governed by the Electric Utilities Act (effective June 1, 2003) and the Balancing Pool Regulation. For more information go to www.balancingpool.ca.

Carbon Tax
Sets a carbon price per tonne of Greenhouse Gas emissions related to transportation fuels, heating fuels and other small emission sources.

Capacity
The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.

Centralia
The business segment previously disclosed as US Coal has been renamed to reflect the sole asset.

Cogeneration
A generating facility that produces electricity and another form of useful thermal energy (such as heat or steam) used for industrial, commercial, heating or cooling purposes.

Disclosure Controls and Procedures ("DC&P")
Refers to controls and other procedures designed to ensure that information required to be disclosed in the reports filed by the Company or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in applicable securities legislation. DC&P include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that it files or submits under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Dispatch optimization
Purchasing power to fulfill contractual obligations, when economical.

Emissions Performance Standards ("EPS")
Under the Government of Ontario, emission performance standards establish greenhouse gas (GHG) emissions limits for covered facilities.

Force Majeure
Literally means “greater force.” These clauses excuse a party from liability if some unforeseen event beyond the control of that party prevents it from performing its obligations under the contract.

Free Cash Flow ("FCF")
Represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Amount is calculated as cash generated by the Company through its operations (cash from operations) minus the funds used by the Company for the purchase improvement, or maintenance of the long-term assets to improve the efficiency or capacity of the Company (capital expenditures).

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Funds from Operations ("FFO")
Represents a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. Amount is calculated as cash flow from operating activities before changes in working capital and is adjusted for transactions and amounts that the Company believes are not representative of ongoing cash flows from operations.

Gigajoule ("GJ")
A metric unit of energy commonly used in the energy industry. One GJ equals 947,817 British Thermal Units ("Btu"). One GJ is also equal to 277.8 kilowatt hours ("kWh").

Gigawatt ("GW")
A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh)
A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Greenhouse Gas (GHG)
A gas that has the potential to retain heat in the atmosphere, including water vapour, carbon dioxide, methane, nitrous oxide, hydrofluorocarbons and perfluorocarbons.

Heating Degree Days (HDD)
A measure designed to quantify the demand for energy needed to heat a building. It is the number of degrees that a day's average temperature is below 65° Fahrenheit (18° Celsius), which is the temperature below which buildings need to be heated.

IFRS
International Financial Reporting Standards.

ICFR
Internal control over financial reporting.

KH Bonds
The Kent Hills Wind LP non-recourse project bonds secured by, among other things, the Kent Hills 1, 2 and 3 wind facilities.

Megawatt (MW)
A measure of electric power equal to 1,000,000 watts.

Megawatt Hour ("MWh")
A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Merchant
A term used to describe assets that are not contracted and are exposed to market pricing.

OM&A
Operations, maintenance and administration costs.

Other Hydro Assets
The Company's hydroelectric assets located in British Columbia, Ontario and assets owned by TransAlta Renewables which include the Taylor, Belly River, Waterton, St. Mary, Upper Mamquam, Pingston, Bone Creek, Akolkolex, Ragged Chute, Misema, Galetta, Appleton and Moose Rapids facilities.

Power Purchase Agreement ("PPA")
A long-term commercial agreement for the sale of electric energy to PPA buyers.

PP&E
Property, plant and equipment.

Turbine
A machine for generating rotary mechanical power from the energy of a stream of fluid (such as water, steam or hot gas). Turbines convert the kinetic energy of fluids to mechanical energy through the principles of impulse and reaction or a mixture of the two.

Planned outage
Periodic planned shutdown of a generating unit for major maintenance and repairs. Duration is normally in weeks. The time is measured from unit shutdown to putting the unit back on line.

Unplanned outage
The shutdown of a generating unit due to an unanticipated breakdown.

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TransAlta Corporation
110 - 12th Avenue S.W.
Box 1900, Station “M”
Calgary, Alberta T2P 2M1

Phone
403.267.7110

Website
www.transalta.com

Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8

Phone
Toll-free in North America: 1.800.564.6253
Outside North America: 514.982.7555

Fax
Toll-free in North America: 1.800.453.0330
Outside North America: 403.267.6529

Website
www.investorcentre.com

FOR MORE INFORMATION

Investor Inquiries
Phone
Toll-free in North America: 1.800.387.3598
Calgary or Outside North America: 403.267.2520

E-mail
investor_relations@transalta.com

Media Inquiries
Phone
Toll-free 1.855.255.9184
or 403.267.2540

E-mail
TA_Media_Relations@transalta.com

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